Exhibit (a)(1)(i)

Offering Circular

OFFER OF PREMIUM UPON CONVERSION OF ANY AND ALL
OF ITS OUTSTANDING 2 7/8% CONVERTIBLE NOTES DUE 2034
(CUSIP Nos. 62913F AB 8 and 62913F AC 6)

THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 23, 2007, UNLESS EXTENDED OR EARLIER TERMINATED BY US (SUCH DATE AND TIME, AS EXTENDED OR EARLIER TERMINATED, THE “EXPIRATION DATE”). YOU MAY WITHDRAW NOTES TENDERED IN THE OFFER AT ANY TIME PRIOR TO THE EXPIRATION DATE.

NII Holdings, Inc. (“the company,” “we,” “our” or “us”) hereby offers to pay a cash premium of $80.00 (the “Inducement Premium”), plus accrued and unpaid interest up to, but not including, the conversion date, for each $1,000 principal amount of our 2 7/8% Convertible Notes due 2034 (the “Notes”) that is validly tendered for conversion into shares of our common stock, par value $0.001 per share, pursuant to the terms of the Notes during the period from the date of this offering circular (this “Offering Circular”) through 5:00 p.m., New York City time, on July 23, 2007, unless extended or earlier terminated by us (the “Special Conversion Period”), upon the terms and subject to the conditions described in this Offering Circular and the Letter of Transmittal (the “Letter of Transmittal”)(which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

The Notes are currently convertible into shares of our common stock at a conversion rate of 37.5660 shares per $1,000 principal amount of Notes, or a conversion price of approximately $26.62 per share of our common stock. A Note holder who elects to tender Notes for conversion during the Special Conversion Period will receive 37.5660 shares of our common stock and the Inducement Premium per $1,000 principal amount of Notes tendered, plus accrued and unpaid interest up to, but not including, the conversion date. In lieu of issuing fractional shares of our common stock, we will pay to holders of Notes converted in the Offer who otherwise would have been entitled to a fractional share an amount in cash based on the closing price of our common stock on the Nasdaq Global Select Market on the last trading day before the conversion date. The conversion date is expected to be the second business day after the Expiration Date. After the Special Conversion Period, a Note holder who has not tendered its Notes for conversion into shares of our common stock will not be entitled to the Inducement Premium.

The Offer is not conditioned upon any minimum number of Notes being tendered. The Offer is, however, subject to certain other conditions. See “The Offer – Conditions to the Offer.” If the Offer is withdrawn or otherwise not completed, then the Offer will not be effected with respect to Note holders who have validly tendered their Notes pursuant to the Offer.

Our common stock is listed and traded on the Nasdaq Global Select Market under the symbol “NIHD.” On June 19, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $82.34 per share. As of the date of this Offering Circular, $300,000,000 principal amount of Notes remain outstanding.

See “Risk Factors” beginning on page 9, for a discussion of various factors you should consider in connection with the Offer.

NEITHER WE, OUR BOARD OF DIRECTORS NOR ANY OF OUR ADVISORS OR AGENTS IS MAKING ANY RECOMMENDATION REGARDING WHETHER OR NOT YOU SHOULD TENDER NOTES FOR CONVERSION IN THE OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN INDEPENDENT DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR NOTES FOR CONVERSION.

Neither this transaction nor the securities to be issued upon conversion of the Notes has been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission. Neither the SEC nor any state securities commission has passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offering Circular. Any representation to the contrary is a criminal offense.

June 22, 2007

IMPORTANT INFORMATION

Any beneficial owner or holder desiring to tender Notes should either (i) in the case of a beneficial owner who holds an interest in Notes in book-entry form, request such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction on behalf of such beneficial owner, and to transmit an Agent’s Message in connection with tenders made through ATOP (as defined below) or (ii) in the case of a holder who holds physical certificates evidencing such Notes, complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have the signature thereon guaranteed (if required by Instruction 4 of the Letter of Transmittal) and send or deliver such manually signed Letter of Transmittal (or such manually signed facsimile thereof), together with certificates evidencing such Notes being tendered and any other required documents to Wilmington Trust Company, as Conversion Agent (the “Conversion Agent”), at its address set forth on the back cover of this Offering Circular. See “The Offer – Procedures for Tendering Notes in the Offer.” Notes may only be tendered in denominations of $1,000 principal amount and integral multiples thereof.

The Depository Trust Company (“DTC”) participants that hold Notes on behalf of beneficial owners of Notes through DTC can tender their Notes through the DTC Automated Tender Offers Program (“ATOP”). To effect such a tender, DTC participants should transmit their acceptance through ATOP and follow the procedure for book-entry transfer set forth in “The Offer – Procedures for Tendering Notes in the Offer.” A beneficial owner of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes on the beneficial owner’s behalf should such beneficial owner wish to participate in the Offer. See “The Offer – Procedures for Tendering Notes in the Offer.”

Tenders of Notes may be withdrawn at any time prior to the Expiration Date but not thereafter. For a withdrawal of a tendered Note to be valid, such withdrawal must comply with the procedures set forth in “The Offer – Withdrawal of Tenders.” If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law. In addition, the Company may, if it deems appropriate, extend the Offer for any other reason.

Questions regarding the tendering of Notes for conversion should be directed to the Conversion Agent. Requests for additional information regarding the Offer or for additional copies of this Offering Circular, the Letter of Transmittal or related documents should be directed to MacKenzie Partners, Inc., which is acting as our Information Agent (the “Information Agent”), at one of its telephone numbers set forth on the back cover of this Offering Circular. You may also contact Bear, Stearns & Co. Inc., our financial advisor (the “Financial Advisor”), at its telephone number set forth in “Summary – Summary of the Offer” or your broker, dealer, or other similar nominee for assistance concerning the terms of the Offer.

None of us, the trustee for the Notes, the Information Agent, the Conversion Agent or the Financial Advisor makes any recommendation to you as to whether or not you should tender your Notes under the Offer.

The Offer does not constitute an offer to purchase or a solicitation of an offer to buy our securities in any jurisdiction where it is unlawful to make such an offer or solicitation.

The Offer is being made in reliance upon an exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and applicable exemptions under state securities laws.

We will not pay any commission or other remuneration to any broker, dealer, salesman or other person to solicit conversion of the Notes. No one has been authorized to give any information or to make any representations with respect to the matters described in this Offering Circular, other than those contained in this Offering Circular. If given or made, such information or representation may not be relied upon as having been authorized by the company.

This Offering Circular is submitted to holders of our Notes for informational use solely in connection with their consideration of the Offer described in this Offering Circular. Its use for any other purpose is not authorized. This Offering Circular may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents be disclosed to anyone other than the holder of our Notes to whom it is submitted.

This Offering Circular summarizes various documents and other information, copies of which will be made available to you upon request, as indicated under “Where You Can Find Additional Information.” Those summaries are qualified in their entirety by reference to the documents and information to which they relate. In making an investment decision, holders of Notes must rely on their own independent examination of the terms and conditions of the Offer, including the merits and risks involved. The information contained in this Offering Circular is as of the date hereof and neither the delivery of this Offering Circular nor the consummation of the Offer shall create any implication that the information contained herein is accurate or complete as of any date other than the date hereof. No representation is made to any offeree regarding the legality of an investment in our common stock by the offeree under any applicable laws or regulations. The contents of this Offering Circular are not to be construed as legal, business or tax advice. Holders of Notes should consult their own attorney, business advisor and tax advisor for legal, business or tax advice with respect to the Offer or an investment in our common stock.

THIS OFFERING CIRCULAR AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ BEFORE YOU MAKE ANY INVESTMENT DECISION WITH RESPECT TO THE OFFER.

In this Offering Circular, we frequently use the terms “the company,” “we,” “us,” “our” and “our company” to refer to NII Holdings, Inc. and our operating companies as a combined entity, except when used in reference to obligations under the Notes or the Offer, in which case such terms refer only to NII Holdings, Inc.

“Nextel,” “Nextel Direct Connect,” “Nextel Online,” “Nextel Worldwide” and “International Direct Connect” are trademarks or service marks of Nextel Communications, Inc., a wholly-owned subsidiary of Sprint Nextel Corporation. “Motorola” and “iDEN” are trademarks or service marks of Motorola, Inc. This offering circular also contains other trademarks, service marks and trade names that are the property of their respective owners.

This Offering Circular incorporates important business and financial information about the company from documents that we file with the SEC. This information is available at the internet web site the SEC maintains at http://www.sec.gov, as well as from other sources. See “Where You Can Find Additional Information.” You may also request copies of these documents, without charge, by writing or calling us or our Information Agent at:

Company:	Information Agent:

NII Holdings, Inc. 10700 Parkridge Boulevard, Suite 600 Reston, Virginia 20191 (703) 390-5100 Attn: Gary D. Begeman, Esq. Vice President, General Counsel and Secretary	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: proxy@mackenziepartners.com

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FORWARD-LOOKING AND CAUTIONARY STATEMENTS

We caution you that this Offering Circular and the documents incorporated by reference in this Offering Circular include forward-looking statements about our financial condition, results of operations and business. When used in this Offering Circular and in the documents incorporated by reference in this Offering Circular, these forward-looking statements are generally identified by the words or phrases “would be,” “will allow,” “expects to,” “will continue,” “is anticipated,” “estimate,” “project” or similar expressions.

While we provide forward-looking statements to assist in the understanding of our anticipated future financial performance, we caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date that we make them. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control. It is routine for our internal projections and expectations to change, and therefore it should be clearly understood that the internal projections, beliefs and assumptions upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we may not inform you if they do. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by these forward-looking statements for a variety of reasons.

We have included risk factors and uncertainties that might cause differences between anticipated and actual future results in the “Risk Factors” section of this Offering Circular. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operation and results of our wireless communications business also may be subject to the effects of other risks and uncertainties, including, but not limited to:

•	our ability to meet the operating goals established by our business plan;

•	general economic conditions in Latin America and in the market segments that we are targeting for our digital mobile services;

•	the political and social conditions in the countries in which we operate, including political instability, which may affect the economies of our markets and the regulatory schemes in these countries;

•	substantive terms of any international financial aid package that may be made available to any country in which our operating companies conduct business;

•	the impact of foreign exchange volatility in our markets as compared to the U.S. dollar and related currency devaluation in countries in which our operating companies conduct business;

•	reasonable access to and the successful performance of the technology being deployed in our service areas, and improvements thereon, including technology deployed in connection with the introduction of digital two-way mobile data or Internet connectivity services in our markets;

•	the availability of adequate quantities of system infrastructure and subscriber equipment and components at reasonable pricing to meet our service deployment and marketing plans and customer demand;

•	Motorola’s ability and willingness to provide handsets and related equipment and software applications or to develop new technologies or features for us, including the timely development and availability of new handsets with expanded applications and features;

•	our ability to successfully scale our billing, collection, customer care and similar back-office operations to keep pace with customer growth, increased system usage rates and growth;

•	the success of efforts to improve and satisfactorily address any issues relating to our digital mobile network performance;

•	future legislation or regulatory actions relating to our specialized mobile radio services, other wireless communication services or telecommunications generally;

•	the ability to achieve and maintain market penetration and average subscriber revenue levels sufficient to provide financial viability to our digital mobile network business;

•	the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of cellular services and personal communications services;

•	market acceptance of our new service offerings;

•	our ability to access sufficient debt or equity capital to meet any future operating and financial needs; and

•	other risks and uncertainties described in this Offering Circular and from time to time in our other reports filed with the SEC, which we have incorporated by reference into this Offering Circular.

SUMMARY

This summary contains basic information about us and the Offer. Because it is a summary, it does not contain all of the information that you should consider before making an investment decision. In particular, we incorporate important business and financial information in this Offering Circular by reference. You should read this entire Offering Circular carefully, including the section entitled “Risk Factors,” our financial statements and the notes thereto incorporated by reference to our annual report and quarterly reports, and the other documents we refer to and incorporate by reference in this Offering Circular for a more complete understanding of us and the Offer before making an investment decision.

NII Holdings

General

We provide digital wireless communication services, primarily targeted at meeting the needs of customers who use our services primarily for business purposes, through operating companies located in selected Latin American markets. Our principal operations are in major business centers and related transportation corridors of Mexico, Brazil, Argentina and Peru. In addition, we recently launched our digital services on a limited basis in Santiago, Chile. We also provide analog specialized mobile radio, which we refer to as SMR, services in Mexico, Brazil, Peru and Chile. Our markets are generally characterized by high population densities in major urban and suburban centers, which we refer to as major business centers, where we believe there is a concentration of the country’s business users and economic activity. We believe that vehicle traffic congestion, low wireline service penetration and the expanded coverage of wireless networks encourage the use of the mobile wireless communications services that we offer in these areas. As of March 31, 2007, our operating companies had a total of 3.73 million digital handsets in commercial service.

Our principal objective is to grow our business in selected markets in Latin America by providing differentiated, high value wireless communications services to customers who use our services primarily for business purposes, while improving our profitability and cash flow. Our digital mobile networks support multiple digital wireless services, including:

•	digital mobile telephone service, including advanced calling features such as speakerphone, conference calling, voice-mail, call forwarding and additional line service;

•	Nextel Direct Connect® service, which allows subscribers anywhere on our network to talk to each other instantly, on a “push-to-talk” basis, on a private one-to-one call or on a group call;

•	International Direct Connect® service, together with Sprint Nextel Corporation and TELUS Corporation, which allows subscribers to communicate instantly across national borders with our subscribers in Mexico, Brazil, Argentina, Peru and Chile, and, except for our customers in Chile, with Sprint Nextel Corporation subscribers in the United States and with TELUS subscribers in Canada;

•	mobile internet services, text messaging services, e-mail services including Blackberrytm services that we recently introduced, location-based services, which includes the use of Global Positioning System (GPS) technologies, digital media services and advanced Javatm enabled business applications, which are generally marketed as “Nextel OnlineSM” services; and

•	international roaming capabilities, which are marketed as “Nextel WorldwideSM” services.

Recent Developments

On June 5, 2007, we sold $1.2 billion of our 3.125% Convertible Notes due 2012. Contemporaneously with the sale, we repurchased, as part of our stock repurchase program discussed below, shares of our common stock from the initial purchasers of the notes for approximately $250.0 million. See “Capitalization.”

Our stock repurchase program, which authorized us to purchase up to $500.0 million of our common stock in the open market or through privately negotiated transactions, was approved by our board of directors on May 29, 2007. As of the date of this Offering Circular, we have purchased or agreed to purchase approximately $330.0 million of our common stock under the program.

* * * * *

Our principal executive offices are located at 10700 Parkridge Boulevard, Suite 600, Reston, Virginia 20191, and our telephone number is (703) 390-5100. Our Internet address is www.nii.com. The information contained on our web site is not part of this Offering Circular.

SUMMARY OF THE OFFER

The material terms of the Offer are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this Offering Circular entitled “The Offer” and “Description of Capital Stock.”

Offeror	NII Holdings, Inc.

Securities Subject to the Offer	Any and all of our outstanding 2 7/8% Convertible Notes due 2034 (CUSIP Nos. 62913F AB 8 and 62913F AC 6). As of the date of this Offering Circular, $300,000,000 principal amount of Notes remain outstanding.

Offer of Premium	We are offering to pay a cash premium, plus accrued and unpaid interest up to, but not including, the conversion date, if holders of outstanding Notes tender their Notes for conversion into shares of our common stock, pursuant to the terms of the Notes and upon the terms and subject to the conditions described in this Offering Circular and the Letter of Transmittal. The Notes currently are convertible at a rate of 37.5660 shares of our common stock for each $1,000 principal amount of Notes, which is equivalent to a conversion price of approximately $26.62 per share of our common stock.

Holders who validly tender and do not validly withdraw Notes for conversion prior to the Expiration Date will be entitled to receive for each $1,000 principal amount of Notes (1) 37.5660 shares of our common stock issuable upon conversion of the Notes in accordance with the terms of the Notes, (2) $80.00 in cash, (3) cash in lieu of fractional shares, if any, and (4) accrued and unpaid interest up to, but not including, the conversion date, payable in cash. See “The Offer – Terms of the Offer.”

Purpose of the Offer	The purpose of the Offer is to induce conversion of any or all of the Notes that currently remain outstanding, which are currently convertible into shares of our common stock. We believe the conversion of the remaining Notes pursuant to the Offer will reduce our outstanding debt, reduce our interest expense and eliminate or reduce uncertainties associated with the Notes’ conversion features. See “The Offer – Background and Purpose.”

Use of Proceeds	We will not receive any proceeds from the Offer.

Expiration Date	The Offer will expire at 5:00 p.m., New York City time, on July 23, 2007, unless extended or earlier terminated by us. If we extend, terminate or amend the Offer, we will notify the Conversion Agent by oral, followed by written, notice and will issue a press release or other public announcement regarding the extension, termination or amendment by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. See “The Offer – Expiration Dates; Extensions; Waiver; Termination; Amendment.”

Conditions to the Offer	The Offer is not conditioned upon any minimum number of Notes being tendered. The Offer is, however, subject to certain other conditions and we reserve the right to terminate the Offer in our reasonable discretion and not accept any Notes validly tendered for conversion pursuant to the Offer. See “The Offer – Conditions to the Offer.”

Common Stock to be Received Upon Conversion of Notes	Our common stock is listed and traded on the Nasdaq Global Select Market under the symbol “NIHD.” On June 19, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $82.34 per share. For more information regarding our common stock see “Price Range of Common Stock,” “Dividend Policy” and “Description of Capital Stock.”

The Offer is being made in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act and exemptions under state securities laws, and has not been registered with the SEC. Generally, the common stock you will receive in the Offer will be freely tradable, unless you are considered an affiliate of the company, as that term is defined in the Securities Act, or you acquired your Notes from an affiliate of the company in an unregistered transaction. See “The Offer – Transferability of Common Stock Received.”

Withdrawal Rights	You may withdraw previously tendered Notes at any time on or before the Expiration Date. See “The Offer – Withdrawal of Tenders.”

Termination of the Offer	We expressly reserve the right to terminate the Offer in our reasonable discretion at any time prior to the completion of the Offer. Holders of the Notes that are not tendered will continue to have the same rights under the Notes as they are entitled to today. See “The Offer – Expiration Dates; Extensions; Waivers; Amendments.”

United States Federal Income Tax Consequences	You may recognize income, gain or loss upon the conversion of a Note into shares of our common stock and cash pursuant to the Offer (1) to the extent of the cash attributable to accrued interest not previously included in income, which will be taxable as ordinary income, (2) to the extent of market discount, if any, (3) to the extent of cash received on the conversion and (4) to the extent of any cash received in lieu of fractional shares. See “Certain United States Federal Income Tax Considerations.” The tax consequences you may experience as a result of participating in the Offer will depend on your individual situation. You should consult your tax advisor for a full understanding of these tax consequences.

Information Agent	MacKenzie Partners, Inc. is the Information Agent for the Offer. Its address and telephone number are set forth on the back cover of this Offering Circular. See “Financial Advisor, Information Agent and Conversion Agent.”

Conversion Agent	Wilmington Trust Company is the Conversion Agent for the Offer. Its address and telephone number are set forth on the back cover of this Offering Circular. See “Financial Advisor, Information Agent and Conversion Agent.”

Financial Advisor	Bear, Stearns & Co. Inc. is acting as the Financial Advisor for the Offer and may be reached at (877) 696-BEAR (toll-free) with any questions. See “Financial Advisor, Information Agent and Conversion Agent.”

Further Information	If you have questions regarding the terms of the Offer, please contact the Information Agent. If you have questions regarding the procedures for tendering the Notes or assistance in tendering your Notes, please contact the Conversion Agent. The contact information for the Information Agent and the Conversion Agent is set forth on the back cover of this Offering Circular. See “Where You Can Find Additional Information.”

QUESTIONS AND ANSWERS ABOUT THE OFFER

We are offering to pay a cash premium of $80.00, plus accrued and unpaid interest up to, but not including, the conversion date, for each $1,000 principal amount of our Notes that is tendered for conversion into shares of our common stock pursuant to the terms of the Notes and upon the terms and subject to the conditions set forth in this Offering Circular and the related Letter of Transmittal. As of the date of this Offering Circular, $300,000,000 principal amount of Notes remain outstanding.

The following question-and-answer format discusses in summary form many of the questions you may have as a holder of the Notes. This presentation may not contain all of the information that you will need to make a decision regarding whether or not to tender your Notes for conversion in the Offer. We encourage you to carefully read this Offering Circular and the documents to which we refer you in their entirety, including the matters discussed under “Risk Factors.”

Q:	Who is making the Offer?

A:	NII Holdings, Inc. is making the Offer. For further information concerning the company, we refer you to our 2006 annual report on Form 10-K and our other documents filed with the SEC. See “Where You Can Find Additional Information.”

Q:	What are we seeking to accomplish in the Offer and what consideration are we offering in the Offer?

A:	We are seeking to induce conversion of any and all of the Notes that are outstanding. We are offering to pay a cash premium of $80.00, plus accrued and unpaid interest up to, but not including, the conversion date, for each $1,000 principal amount of our Notes that is tendered for conversion into shares of our common stock pursuant to the terms of the Notes and upon the terms and subject to the conditions set forth in this Offering Circular and the related Letter of Transmittal. We will not issue fractional shares for Notes converted in the Offer and, in lieu thereof, holders of Notes who would otherwise be entitled to a fractional share will be paid an amount in cash based on the closing price of our common stock on the last trading day before the conversion date. See “The Offer.”

Any shares of our common stock issued as a result of the Offer would be in addition to our 162,030,650 million shares that were outstanding as of June 10, 2007. If all of our outstanding Notes were to be tendered for conversion in the Offer, we would have had approximately 173,300,450 million shares of our common stock outstanding as of that date on a pro forma basis. See “Capitalization.”

Q:	Will I receive accrued and unpaid interest on the Notes?

A:	Yes. We will pay in cash accrued and unpaid interest on Notes converted in the Offer up to, but not including, the conversion date, which is expected to be the second business day after the Expiration Date. See “The Offer – Terms of the Offer.”

Q:	What will happen to my Notes if I do not participate in the Offer?

A:	If you do not tender your Notes for conversion in the Offer, they will remain outstanding. Holders of Notes that are not tendered will continue to have the same rights under the Notes as they are entitled to today. The conversion of a significant percentage of the Notes will reduce the aggregate number of Notes outstanding. As a result, the liquidity of the trading market for the Notes, if any, after the completion of the Offer may be substantially reduced and the Notes may trade at a discount to the price at which they would trade if the Offer were not consummated. See “The Offer – Effects of the Offer.”

Q:	What factors should I consider in deciding whether to convert my Notes?

A:	In deciding whether to participate in the Offer, you should carefully consider the discussion of risks, uncertainties and factors described in this Offering Circular, including the section of this Offering Circular entitled “Risk Factors,” and in our 2006 annual report on Form 10-K, our quarterly report on Form 10-Q for the quarter ended March 31, 2007 and any additional documents that are incorporated by reference into this Offering Circular. See “Where You Can Find Additional Information.” In addition, you should carefully consider the terms of the Notes and the terms of the Offer.

Q:	Will the common stock issued upon conversion of the Notes be listed for trading?

A:	Yes, the shares will be listed on the Nasdaq Global Select Market under the symbol “NIHD.” Generally, the shares of common stock you will receive upon conversion will be freely tradable, unless you are an affiliate of the company, as that term is defined in the Securities Act, or you acquired your Notes from an affiliate of the company in an unregistered transaction. See “The Offer – Transferability of Common Stock Received.”

Q:	Are any Notes held by our directors, officers or affiliates?

A:	No. None of our directors, officers or affiliates beneficially own any Notes. See “Interest of Directors and Executive Officers of NII Holdings.”

Q:	Do we have the current authority to issue the common stock?

A:	Yes. The shares of common stock we propose to issue upon conversion of the Notes represent currently authorized shares of our common stock, which our board of directors has authorized and which may be issued without stockholder approval. Provided that the conditions described under the section of this Offering Circular entitled “The Offer – Conditions to the Offer” have been satisfied, and unless the Offer has been terminated by us, we intend to issue shares of our common stock for validly tendered Notes that are not validly withdrawn promptly following the expiration of the Offer. For more information regarding the timing of the issuance of our common stock in the Offer, we refer you to the section of this Offering Circular entitled “The Offer – Acceptance of Notes for Conversion and Payment; Delivery of Common Stock.”

Q:	How will we pay the Inducement Premium for, accrued and unpaid interest on, and cash in lieu of any fractional shares for, the Notes tendered for conversion in the Offer?

A:	We intend to pay the Inducement Premium for, accrued and unpaid interest on, and the cash in lieu of any fractional shares for, all Notes converted in the Offer from cash on hand. Provided that the conditions described under the section of this Offering Circular entitled “The Offer – Conditions to the Offer” have been satisfied or waived, and unless the Offer has been terminated by us, we expect to pay the Inducement Premium for, accrued and unpaid interest on, and cash in lieu of any fractional shares for, validly tendered Notes on the second business day after the Expiration Date. See “The Offer – Terms of the Offer.”

Q:	Are there any material conditions to the Offer?

A:	Our completion of the Offer and acceptance of the Notes validly tendered is contingent upon:

• the absence of any determination that the Offer violates any law, rule or interpretation of the SEC staff;

• the absence of any pending or threatened proceeding that materially impairs our ability to complete the Offer;

• the absence of any material adverse change in the trading price of our common stock, or in the United States trading markets generally; and

• the absence of any material adverse change in our business, financial condition or operations.

If any of these conditions are not satisfied or waived by us, we will not be obligated to complete the Offer and pay the Inducement Premium for any validly tendered Notes. However, even if all of these conditions are satisfied, we reserve the right to terminate the Offer in our reasonable discretion and not accept any validly tendered Notes. See “The Offer – Conditions to the Offer.”

Q:	What are the federal income tax consequences of my participating in the Offer?

A:	You may recognize income, gain or loss upon the conversion of a Note into shares of our common stock and cash pursuant to the Offer (1) to the extent of the cash attributable to accrued interest not previously included in income, which will be taxable as ordinary income, (2) with respect to cash received in lieu of a fractional share, (3) to the extent of cash received on the conversion and (4) to the extent of market discount, if any. For more information regarding the tax consequences to you as a result of participating in the Offer, we refer you to the section of this Offering Circular entitled “Certain United States Federal Income Tax Considerations.” The tax consequences you may experience as a result of participating in the Offer will depend on your individual situation. You should consult your tax advisor for a full understanding of these tax consequences.

Q:	How will we account for the Offer?

A:	We will reduce the outstanding carrying amount of the Notes on our balance sheet by an amount equal to the principal amount of the Notes that are converted and recognize common stock and paid-in capital for the shares of common stock issued in connection with the Offer. We will reclassify from other assets to paid-in capital the portion of the unamortized debt issuance costs associated with selling the Notes in 2004 that is attributable to the Notes converted in connection with the Offer. We will also recognize an expense for the Inducement Premium and the costs related to the Offer. For further information, we refer you to the section of this Offering Circular entitled “The Offer – Accounting Treatment.”

Q:	Is our financial condition relevant to your decision to convert your Notes in the Offer?

A:	Yes. From time to time, we are obligated to make interest, principal and other payments with respect to our outstanding debt. We currently have sufficient cash to pay the Inducement Premium for, and accrued and unpaid interest on, any Notes tendered for conversion in the Offer. However, if you do not tender your Notes in the Offer and do not subsequently convert them into shares of our common stock, we cannot assure you that we will be able to pay your Notes at maturity or their earlier tender or redemption in accordance with their terms. Our financial condition is also relevant to the extent you elect to retain any shares of common stock issued to you in connection with converting your Notes in the Offer. Note holders must make their own independent assessment of the market risks associated with holding Notes or our shares of common stock.

Q:	Will we receive any proceeds from the Offer?

A:	No. We will not receive any proceeds from the Offer. See “Use of Proceeds.”

Q:	By what date must I tender my Notes for conversion and when does the Offer expire?

A:	To participate in the Offer, you must validly tender your Notes for conversion no later than 5:00 p.m., New York City time, on July 23, 2007, unless such date is extended or earlier terminated by us. For more information regarding the time period for tendering your Notes for conversion, we refer you to the section of this Offering Circular entitled “The Offer - Procedures for Tendering Notes in the Offer.”

Q:	Under what circumstances may we extend or terminate the Offer?

A:	We can extend the Offer in our reasonable discretion, and we reserve the right to do so. During any extension of the Offer, any Notes that have been validly tendered for conversion and not validly withdrawn will remain subject to the Offer. In addition, we expressly reserve the right to terminate the Offer and not pay the Inducement Premium if any of the events described in the section of this Offering Circular entitled “The Offer – Conditions to the Offer” occurs or for any or no reason within our reasonable discretion. For more information regarding our right to extend or terminate the Offer, we refer you to the section of this Offering Circular entitled “The Offer – Expiration Dates; Extensions; Waivers; Termination; Amendment.”

Q:	How will I be notified if the Offer is extended or amended?

A:	We will issue a press release or otherwise publicly announce any extension or amendment of the Offer. The release or announcement of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. For more information regarding notification of extensions or amendments of the Offer, we refer you to the section of this Offering Circular entitled “The Offer – Expiration Dates; Extensions; Waivers; Termination; Amendment.”

Q:	How do I tender my Notes for conversion?

A:	If your Notes are held in the name of a broker, dealer or other nominee, the Notes may be tendered by your nominee through DTC. If your Notes are not held in the name of a broker, dealer or other nominee, you must tender your Notes, together with a completed Letter of Transmittal and any other documents required thereby, to the Conversion Agent no later than the time the Offer expires. For more information regarding the procedures for tendering your Notes, we refer you to the sections of this Offering Circular entitled “Financial Advisor, Information Agent and Conversion Agent” and “The Offer – Procedures for Tendering Notes in the Offer.”

Q:	When will I receive cash and the shares of common stock in conversion for my tendered Notes?

A:	Subject to the satisfaction or waiver of all conditions to the Offer, and assuming we have not elected to terminate or amend the Offer, we will accept for conversion Notes that are validly tendered for conversion and not withdrawn prior to the Expiration Date. We expect to make the cash payment and deliver the shares of common stock with respect to the Notes tendered for conversion in the Offer on the second business day after the Expiration Date. For more information regarding our obligation to pay cash for tendered Notes, we refer you to the section of this Offering Circular entitled “The Offer - Acceptance of Notes for Conversion and Payment; Delivery of Common Stock.”

Q:	What will happen if my Notes are not accepted for conversion in the Offer?

A:	If we decide for any reason not to accept any Notes that have been tendered for conversion in the Offer, we will arrange for the Conversion Agent to return the Notes to the holder who tendered such Note for conversion, at our expense, promptly after the expiration or termination of the Offer. DTC will credit any withdrawn or unaccepted Notes to the tendering holder’s account at DTC. For more information, we refer you to the section of this Offering Circular entitled “The Offer - Acceptance of Notes for Conversion and Payment; Delivery of Common Stock.”

Q:	What is the deadline and what are the procedures for withdrawing my previously tendered Notes?

A:	You may withdraw previously tendered Notes at any time before the Expiration Date. To withdraw previously tendered Notes, you are required to deliver a written notice of withdrawal to the Conversion Agent, with all the information required by the notice of withdrawal, prior to the Expiration Date. For more information regarding your right to withdraw your tendered Notes and the procedures for doing so, we refer you to the section of this Offering Circular entitled “The Offer - Withdrawal of Tenders.”

Q:	Will holders of the Notes have appraisal or dissenters’ rights in connection with the Offer?

A:	No. Appraisal or dissenters’ rights are not available.

Q:	Are there any government or regulatory approvals required for the consummation of the Offer?

A:	We are not aware of any governmental or federal or state regulatory approvals required for the consummation of the Offer, other than filing a Schedule TO with the SEC and otherwise complying with applicable securities laws.

Q:	Who is the Conversion Agent for the Offer?

A:	Wilmington Trust Company is the Conversion Agent for the Offer. For further information, we refer you to the section of this Offering Circular entitled “Financial Advisor, Information Agent and Conversion Agent.”

Q:	To whom can I direct my questions about the Offer?

A:	If you have questions regarding the information in this Offering Circular or the Offer, please contact us or the Information Agent at the telephone numbers or addresses listed below.

Company:	Information Agent:

NII Holdings, Inc. 10700 Parkridge Boulevard, Suite 600 Reston, Virginia 20191 (703) 390-5100 Attn: Gary D. Begeman, Esq. Vice President, General Counsel and Secretary	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: proxy@mackenziepartners.com

If you have questions regarding the procedures for tendering your Notes for conversion or require assistance in tendering your Notes, please contact the Conversion Agent at the telephone number or address listed on the back cover of this Offering Circular.

RISK FACTORS

Before you make an investment decision, you should be aware of various risks, including the risks described below. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Forward-Looking and Cautionary Statements” in this Offering Circular, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this Offering Circular. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and included elsewhere or incorporated by reference in this Offering Circular. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risk Factors Related to the Offer

The market for our common stock historically has experienced significant price and volume fluctuations, which may make it difficult for you to resell the shares of common stock into which the Notes are convertible.

The market for our common stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially.

Sales of large amounts of our common stock, or the perception that sales could occur, may depress our stock price.

Even if our business is doing well, the market price of our common stock could drop if our existing stockholders decide to sell their shares or if our existing noteholders who converted their notes into our common stock decide to sell their shares. In addition to the Notes, which are convertible into about 11,269,800 shares of our common stock, we have issued 2.75% Convertible Notes due 2025 that are convertible into about 6,988,450 shares of our common stock and 3.125% Convertible Notes due 2012 that are convertible into about 10,142,040 shares of our common stock, in each case based on the current conversion rate of such notes. In connection with the issuance of such notes, we entered into registration rights agreements with the initial purchasers of such notes. Under the terms of the respective registration rights agreements, we have filed a registration statement to register the 2.75% Convertible Notes due 2025 and the shares of common stock that could be issued upon the conversion of such notes and will file a registration statement to register the 3.125% Convertible Notes due 2012 and the shares of common stock that could be issued upon the conversion of such notes. The registration statements will cover sales to third parties by the holders of such notes or common stock making those shares freely tradable. In addition, as of March 31, 2007, we had options to acquire 10,803,654 shares of common stock (of which 504,029 were exercisable) and 1,433,000 restricted shares outstanding under our option plans. The effective conversion price at which shares are issued upon conversion of our convertible notes (other than the 3.125% Convertible Notes due 2012) and the exercise price for most of the options outstanding under our option plans are lower than the market price of our common stock as of March 31, 2007. As of March 31, 2007, 23,281,068 shares of our common stock were reserved for future issuance under our option plans. Sales of substantial amounts of the shares issuable upon conversion of the convertible notes or upon exercise of options, or the perception by investors that significant sales of these shares are imminent, could cause the market price of our common stock to drop significantly.

Upon consummation of the Offer, Note holders who tender their Notes for conversion into shares of our common stock will lose their rights under the Notes, including, without limitation, their rights to future interest and principal payments with respect to their Notes and their rights as a creditor of the company.

If you tender your Notes pursuant to the Offer, you will be giving up all of your rights as a Note holder, including, without limitation, rights to future payment of principal and interest on the Notes, and you will cease to be a creditor of the company. The shares of common stock that you may receive in the Offer will not provide you with the same seniority on claims or the same degree of protection to which holders of debt claims, such as the Notes, are entitled. If we were to file for bankruptcy, Note holders would generally be entitled to be paid prior to Holders of our common stock. As a holder of our common stock, however, your investment will be subject to debt claims against the company and to all of the risks and liabilities affecting us and our operations. The trading price of our common stock could decline as a result of various factors, including the results of operations, financial condition and business prospects of the company.

Risk Factors Related to Our Company

If we are not able to compete effectively in the highly competitive wireless communications industry, our future growth and operating results will suffer.

Our success will depend on the ability of our operating companies to compete effectively with other telecommunications services providers, including wireline companies and other wireless telecommunications companies, in the markets in which they operate.

Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

Because of their size and resources, and in some cases ownership by larger companies, some of our competitors may be able to offer services to customers at prices that are below the prices that our operating companies can offer for comparable services. If we cannot compete effectively based on the price of our service offerings and related cost structure, our results of operations may be adversely affected. For example, many of our competitors are well-established companies that have:

•	substantially greater financial and marketing resources;

•	larger customer bases;

•	better name recognition;

•	bundled service offerings;

•	larger spectrum positions; and

•	larger coverage areas than those of our operating companies.

Further, significant price competition could negatively impact our operating results and our ability to attract and retain customers. In addition, we anticipate that our operating companies will continue to face market pressure to reduce the prices charged for their products and services because of increased competition in our markets.

Our digital mobile networks utilize a proprietary technology and our equipment is more expensive than that of our competitors, which may limit our ability to compete with other companies that rely on more prevalent technologies and less expensive equipment.

Our digital mobile networks utilize iDEN technology developed and designed by Motorola. iDEN is a proprietary technology that relies solely on the efforts of Motorola and any future licensees of this technology for product development and innovation. Additionally, Motorola and Research in Motion, or RIM, are the sole suppliers of all of our handsets. In contrast, our competitors use infrastructure and subscriber equipment that are based on standard technologies like the global system for mobile communications, or GSM, which is a more widely used technology than iDEN and is available from a number of suppliers. As a result, our competitors benefit from economies of scale and lower costs for handsets and infrastructure equipment. The higher cost of our handsets and other equipment may make it more difficult for us to attract customers, and may require us to absorb a comparatively larger part of the cost of offering handsets to new and existing customers. The combination of these factors may place us at a competitive disadvantage and may reduce our growth and profitability.

Our operating companies may face disadvantages when competing against formerly government-owned incumbent wireline operators or wireless operators affiliated with them.

In some markets, our operating companies may not be able to compete effectively against a formerly government-owned monopoly telecommunications operator, which today enjoys a near monopoly on the provision of wireline telecommunications services and may have a wireless affiliate or may be controlled by shareholders who also control a wireless operator. Our operating companies may be at a competitive disadvantage in these markets because formerly government-owned incumbents or affiliated competitors may have:

•	close ties with national regulatory authorities;

•	control over connections to local telephone lines; or

•	the ability to subsidize competitive services with revenues generated from services they provide on a monopoly or near-monopoly basis.

Our operating companies may encounter obstacles and setbacks if local governments adopt policies favoring these competitors or otherwise afford them preferential treatment. As a result, our operating companies may be at a competitive disadvantage to incumbent providers, particularly as our operating companies seek to offer new telecommunications services.

Our coverage is not as extensive as those of other wireless service providers in our markets, which may limit our ability to attract and retain customers.

We have recently expanded the coverage of our networks, particularly in Mexico and Brazil, but our digital mobile networks do not offer nationwide coverage in all of the countries in which we operate and our technology limits our potential roaming partners. As a result, we may not be able to compete effectively with cellular and personal communications services providers, many of whom operate cellular and personal communications networks with more extensive areas of service. Additionally, many of these providers have entered into roaming agreements with each other, which permit these providers to offer coverage to their subscribers in each other’s markets. The iDEN technology that we deploy is not compatible with other wireless technologies such as the digital cellular or personal communications services technologies used by our competitors or with other iDEN networks not operating in the 800 MHz spectrum. Although some of the handset models that we sell are compatible with both iDEN 800 MHz and GSM 900/1800 MHz systems, our customers are not able to roam on other iDEN 800 MHz or GSM 900/1800 MHz systems where we do not have a roaming agreement. As a result, we will not be able to provide roaming coverage to our subscribers outside of our currently operating digital markets until we enter into additional roaming agreements with operators who have deployed IDEN 800 MHz or GSM 900/1800 MHz technology in markets outside of our coverage.

To date, we have not entered into roaming agreements with respect to GSM services offered in the countries in which our operating companies conduct business, but have entered into agreements that allow our customers to utilize roaming services in other countries using the handsets that are compatible with both iDEN and GSM systems and using other GSM handsets.

If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers.

The wireless telecommunications industry is experiencing significant technological change. Future technological advancements may enable other wireless technologies to equal or exceed our current level of service and render iDEN technology obsolete. If Motorola, the sole supplier of iDEN technology, is unable to upgrade or improve iDEN technology or develop other technology to meet future advances in competing technologies on a timely basis, or at an acceptable cost, we will be less able to compete effectively and could lose customers to our competitors. Motorola’s support of the evolution of the iDEN technology and of the development of new features, functionality and handset models could be adversely affected if Sprint Nextel Corporation’s purchases of iDEN equipment decline due to its announced plans to migrate to the next generation CDMA network platform. In addition, competition among the differing wireless technologies could:

•	segment the user markets, which could reduce demand for our technology; and

•	reduce the resources devoted by third-party suppliers, including Motorola, which supplies all of our current digital mobile technology, to developing or improving the technology for our systems.

If our wireless communications technology does not perform in a manner that meets customer expectations, we will be unable to attract and retain customers.

Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of our digital mobile networks. We may have difficulty attracting and retaining customers if we are unable to address and resolve satisfactorily performance or other transmission quality issues as they arise or if these issues:

•	limit our ability to expand our network coverage or capacity as currently planned; or

•	place us at a competitive disadvantage to other wireless service providers in our markets.

We may be limited in our ability to grow unless we expand network capacity and coverage and address increased demands on our business systems and processes as needed.

Our subscriber base continues to grow rapidly. To continue to successfully increase our number of subscribers and pursue our business plan, we must economically:

•	expand the capacity and coverage of our networks;

•	secure sufficient transmitter and receiver sites at appropriate locations to meet planned system coverage and capacity targets;

•	obtain adequate quantities of base radios and other system infrastructure equipment; and

•	obtain an adequate volume and mix of handsets to meet subscriber demand.

Our operating performance and ability to retain these new customers may be adversely affected if we are not able to timely and efficiently meet the demands for our services and address any increased demands on our customer service, billing and other back-office functions. We plan to deploy new systems that are designed to support the expected demands on our customer care and billing functions, but the transition to these new systems could heighten these risks.

Because we rely on one supplier to implement our digital mobile networks, any failure of that supplier to perform could adversely affect our operations.

Motorola is currently our sole source for most of the digital network equipment and substantially all of the handsets used throughout our markets, except for the Blackberry handset. In addition, iDEN technology is a proprietary technology of Motorola, meaning that there are no other suppliers of this technology, and it is the only widespread, commercially available digital technology that operates on non-contiguous spectrum. Much of the spectrum that our operating companies hold in each of the markets we serve is non-contiguous. The non-contiguous nature of our spectrum may make it more difficult for us to migrate to a new technology in this spectrum if we choose to do so. Additionally, if Motorola fails to deliver system infrastructure equipment and handsets or enhancements to the features and functionality of our networks on a timely, cost-effective basis, we may not be able to adequately service our existing customers or attract new customers. Nextel Communications, a subsidiary of Sprint Nextel Corporation, is the largest customer of Motorola with respect to iDEN technology and provides significant support with respect to new product development. Nextel Communications and Sprint merged on August 12, 2005, and as a result, Nextel Communications became a subsidiary of Sprint Nextel. The new combined company had previously announced plans to migrate Nextel’s push-to-talk services to a next generation CDMA network platform. Any decrease by Nextel Communications in its use of iDEN technology could significantly increase our costs for equipment and new developments and could impact Motorola’s decision to continue to support iDEN technology. In the event Motorola determines not to continue supporting or enhancing our iDEN based infrastructure and handsets, because Nextel Communications decreases its use of iDEN technology or otherwise, we may be materially adversely affected. We expect to continue to rely principally on Motorola for the manufacture of a substantial portion of the equipment necessary to construct, enhance and maintain our iDEN-based digital mobile networks and for the manufacture of iDEN compatible handsets.

We operate exclusively in foreign markets, and our assets, customers and cash flows are concentrated in Latin America, which presents risks to our operating and financing plans.

We face political and economic risks in our markets, which may limit our ability to implement our strategy and our financial flexibility and may disrupt our operations.

The countries in which we operate are considered to be emerging markets. Although political, economic and social conditions differ in each country in which we currently operate, political and economic developments in one country may affect our business as a whole, including our access to international capital markets. Negative developments or unstable conditions in the countries in which we operate or in other emerging market countries could have a material adverse effect on our financial condition and results of operations.

In recent years, both Argentina and Brazil have been negatively affected by volatile economic and political conditions. These volatile conditions pose risks for our business. In particular, the volatility of the Argentine peso and the Brazilian real has affected our recent financial results. The depreciation of the currencies in Argentina and Brazil in 2002 had a material negative impact on our financial results.

Argentina.  After a prolonged period of recession, followed by political instability, Argentina announced in December 2001 that it would impose tight restrictions on bank accounts, would not service its public sector debt and suspended foreign currency trading. In January 2002, the Argentine government abandoned its decade-old fixed Argentine peso-U.S. dollar exchange rate. The resulting depreciation of the Argentine peso against the U.S. dollar during the 2002 calendar year was 66%. A depreciation of the Argentine peso generally affects our consolidated financial statements by generating a foreign currency transaction loss on U.S. dollar-denominated debt. Until October 31, 2002, the liabilities of our Argentine operating company included U.S. dollar-denominated secured debt, for which we recognized foreign currency transaction losses of $137.5 million for the ten months ended October 31, 2002. A depreciation of the Argentine peso also affects our consolidated financial statements by reducing the translation rate of all Argentine peso-denominated balances. To the extent net income is generated by our Argentine operating company, the amount would be reduced by a depreciation of the Argentine peso.

Brazil.  The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. In early 1999, the Brazilian government allowed the Brazilian real to float freely, resulting in 32% depreciation against the U.S. dollar that year. In 2002, the Brazilian real depreciated against the U.S. dollar by 18%.

In addition, economic and market conditions in other emerging markets can influence the perception of Brazil’s economic and political situation.

We are unable to predict the impact that presidential or other contested local or national elections and the associated transfer of power from incumbent officials or political parties to elected victors, such as the recent elections in Mexico, Brazil and Peru, may have on the local economy or the growth and development of the local telecommunications industry. Changes in leadership or in the ruling party in the countries in which we operate may affect the economic programs developed under the prior administration, which in turn, may adversely affect the economies in the countries in which we operate and our business operations and prospects in these countries.

We are subject to fluctuations in currency exchange rates and limitations on the expatriation or conversion of currencies, which may result in significant financial charges, increased costs of operations or decreased demand for our products and services.

Nearly all of our revenues are earned in non-U.S. currencies, while a significant portion of our capital and operating expenditures, including imported network equipment and handsets, and a significant amount of our outstanding debt, is priced in U.S. dollars. In addition, we report our results of operations in U.S. dollars. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could have a material adverse effect on our earnings or assets. For example, the 1999 and 2002 currency devaluations in Brazil resulted in significant charges against our earnings in 1999 and 2002 and negative adjustments to the carrying value of our assets in Brazil. The economic upheaval in Argentina in 2002 led to the unpegging of the Argentine peso to the U.S. dollar exchange rate and the subsequent significant devaluation of the Argentine peso, which resulted in charges against our earnings in 2002 and negative adjustments to the carrying values of our assets in Argentina.

Any depreciation of local currencies in the countries in which our operating companies conduct business may result in increased costs to us for imported equipment and may, at the same time, decrease demand for our products and services in the affected markets. If our operating companies distribute dividends in local currencies in the future, the amount of cash we receive will also be affected by fluctuations in exchange rates and currency devaluations. In addition, some of the countries in which we have operations do or may restrict the expatriation or conversion of currency.

Our operating companies are subject to fluctuating economic conditions in the local markets in which they operate, which could hurt their performance.

Our operations depend on the economies of the markets in which our operating companies conduct business. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of commodity prices, local consumer prices, employment levels, gross domestic product, interest rates and inflation rates. If these fluctuations have an effect on the ability of customers to pay for our products and services, our business may be adversely affected. As a result, our operating companies may experience lower demand for their products and services and a decline in the growth of their customer base and in revenues.

Some of our operating companies conduct business in countries where the rate of inflation is generally higher, and in prior years has been significantly higher, than in the United States. Any significant increase in the rate of inflation in any of these countries may not be completely or partially offset by corresponding price increases implemented by our operating companies, even over the long term.

Our operating companies are subject to local laws and customs in the countries in which they operate, which could impact our financial results.

Our operations are subject to local laws and customs in the countries in which we operate, which may differ from those in the United States. We could become subject to legal penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the United States. In some foreign countries, particularly in those with developing economies, persons may engage in business practices that are prohibited by United States regulations applicable to us such as the Foreign Corrupt Practices Act. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, consultants, contractors and agents will not take actions in violations of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business.

We pay significant import duties on our network equipment and handsets, and any increases could impact our financial results.

Our operations are highly dependent upon the successful and cost-efficient importation of network equipment and handsets from North America and, to a lesser extent, from Europe and Asia. Any significant increase in import duties in the future could significantly increase our costs. To the extent we cannot pass these costs on to our customers, our financial results will be negatively impacted. In the countries in which our operating companies conduct business, network equipment and handsets may be subject to significant import duties and other taxes.

We are subject to foreign taxes in the countries in which we operate, which may reduce amounts we receive from our operating companies or may increase our tax costs.

Many of the foreign countries in which we operate have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. For instance, Brazil has a tax on financial transactions, certain provinces in Argentina adopted higher tax rates on telecommunications services in 2001, and Argentina adopted a federal universal services tax in 2001. The provisions of new tax laws may attempt to prohibit us from passing these taxes on to our customers. These taxes may reduce the amount of earnings that we can generate from our services.

Distributions of earnings and other payments, including interest, received from our operating companies may be subject to withholding taxes imposed by some countries in which these entities operate. Any of these taxes will reduce the amount of after-tax cash we can receive from those operating companies.

In general, a U.S. corporation may claim a foreign tax credit against its Federal income tax expense for foreign withholding taxes and, under certain circumstances, for its share of foreign income taxes paid directly by foreign corporate entities in which the company owns 10% or more of the voting stock. Our ability to claim foreign tax credits is, however, subject to numerous limitations, and we may incur incremental tax costs as a result of these limitations or because we do not have U.S. Federal taxable income.

We may also be required to include in our income for U.S. Federal income tax purposes our proportionate share of specified earnings of our foreign corporate subsidiaries that are classified as controlled foreign corporations, without regard to whether distributions have been actually received from these subsidiaries.

Nextel Brazil has received tax assessment notices from state and federal Brazilian tax authorities asserting deficiencies in tax payments related primarily to value added taxes, import duties and matters surrounding the definition and classification of equipment and services. Nextel Brazil has filed various petitions disputing these assessments. In some cases we have received favorable decisions, which are currently being appealed by the respective governmental authorities. In other cases, our petitions have been denied and we are currently appealing those decisions. We currently estimate the range of possible losses related to matters for which Nextel Brazil has not accrued liabilities, as they are not deemed probable, to be between $157.8 million and $161.8 million as of March 31, 2007.

We have entered into a number of agreements that are subject to enforcement in foreign countries, which may limit efficient dispute resolution.

A number of the agreements that we and our operating companies enter into with third parties are governed by the laws of, and are subject to dispute resolution in the courts of or through arbitration proceedings in, the countries or regions in which the operations are located. We cannot accurately predict whether these forums will provide effective and efficient means of resolving disputes that may arise. Even if we are able to obtain a satisfactory decision through arbitration or a court proceeding, we could have difficulty enforcing any award or judgment on a timely basis. Our ability to obtain or enforce relief in the United States is also uncertain.

The costs we incur to connect our operating companies’ networks with those of other carriers are subject to local laws in the countries in which they operate and may increase, which could adversely impact our financial results.

Our operating companies must connect their telecommunication networks with those of other carriers in order to provide the services we offer. We incur costs relating to these interconnection arrangements and for local and long distance transport services relating to the connection of our transmitter sites and other network equipment. These costs include interconnection charges and fees, charges for terminating calls on the other carriers’ networks and transport costs, most of which are measured based on the level of our use of the related services. We are able to recover a portion of these costs through revenues earned from charges we are entitled to bill other carriers for terminating calls on our network, but because users of mobile telecommunications services who purchase those services under contract generally, and business customers like ours in particular, tend to make more calls that terminate on other carriers’ networks and because we have a smaller number of customers than most other carriers, we usually incur more charges than we are entitled to receive under these arrangements. The terms of the interconnection and transport arrangements, including the rates that we pay, are subject to local regulation in most of the countries in which we operate, and often require us to negotiate agreements with the other carriers, some of whom are our competitors, in order to provide our services. Our costs relating to these interconnection and transport arrangements are subject to fluctuation both as a result of changes in regulations in the countries in which we operate and the negotiations with the other carriers.

Changes in these factors could result in increased costs for the related services that we may not be able to recover through increased revenues, which could adversely impact our financial results.

  Government regulations determine how we operate in various countries, which could limit our growth and strategic plans.

In each market in which we operate, one or more regulatory entities regulate the licensing, construction, acquisition, ownership and operation of our wireless communications systems. Adoption of new regulations, changes in the current telecommunications laws or regulations or changes in the manner in which they are interpreted or applied could adversely affect our operations. Because of the uncertainty as to the interpretation of regulations in some countries in which we operate, we may not always be able to provide the services we have planned in each market. In some markets, we are unable, or have limitations on our ability, to offer some services, such as interconnection to other telecommunications networks and participation in calling party pays programs, which may increase our net costs. Further, the regulatory schemes in the countries in which we operate allow third parties, including our competitors, to challenge our actions. For instance, some of our competitors have challenged the validity of some of our licenses or the scope of services we provide under those licenses, in administrative or judicial proceedings, particularly in Chile. It is possible that, in the future, we may face additional regulatory prohibitions or limitations on our services. Inability to provide planned services could make it more difficult for us to compete in the affected markets. Further, some countries in which we conduct business impose foreign ownership limitations upon telecommunications companies. Finally, in some of our markets, local governments have adopted very stringent rules and regulations related to the placement and construction of wireless towers, which can significantly impede the planned expansion of our service coverage area, eliminate existing towers and impose new and onerous taxes and fees. These issues affect our ability to operate in each of our markets, and therefore impact our business strategies. In addition, local governments have placed embargoes on a number of our cell sites owned by our operating companies in Argentina and Brazil. If we are not able to successfully overcome these embargoes, we may have to remove the cell sites and find a more acceptable location.

  If our licenses to provide mobile services are not renewed, or are modified or revoked, our business may be restricted.

Wireless communications licenses and spectrum allocations are subject to ongoing review and, in some cases, to modification or early termination for failure to comply with applicable regulations. If our operating companies fail to comply with the terms of their licenses and other regulatory requirements, including installation deadlines and minimum loading or service availability requirements, their licenses could be revoked. Further, compliance with these requirements is a condition for eligibility for license renewal. Most of our wireless communications licenses have fixed terms and are not renewed automatically. Because governmental authorities have discretion as to the grant or renewal of licenses, our licenses may not be renewed or, if renewed, renewal may not be on acceptable economic terms. For example, under existing regulations, our licenses in Brazil and Peru are renewable once, and no regulations presently exist regarding how or whether additional renewals will be granted in future periods. Application has been made to renew 30 of our licenses in Mexico, 16 of which have expired or will soon expire. Although we cannot assure you, we expect such renewals will be granted. If some or all of these renewals are not granted, it could have an adverse effect on our business.

  Agreements with Motorola reduce our operational flexibility and may adversely affect our growth or operating results.

We have entered into agreements with Motorola that impose limitations and conditions on our ability to use other technologies that would displace our existing iDEN digital mobile networks. These agreements may delay or prevent us from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change arising under the Motorola agreements. For example, our infrastructure supply and installation services agreements with Motorola require that we must provide Motorola with notice of our determination that Motorola’s technology is no longer suited to our needs at least six months before publicly announcing or entering into a contract to purchase equipment utilizing an alternate technology.

In addition, if Motorola manufactures, or elects to manufacture, the equipment utilizing the alternate technology that we elect to deploy, we must give Motorola the opportunity to supply 50% of our infrastructure requirements for the equipment utilizing the alternate technology for three years. This may limit our ability to negotiate with alternate equipment suppliers.

  Costs and other aspects of a future deployment of advanced digital technology could adversely affect our operations and growth.

If we were to deploy new digital technologies to support our wireless voice services or new wireless services including high speed data transmission in our operating markets, significant capital expenditures may be required. Those expenditures could increase in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, problems with network or systems compatibility, equipment unavailability and technological or other complications, such as our inability to successfully coordinate this change with our customer care, billing, order fulfillment and other back-office operations. There can be no guarantee that any such technology will provide the advantages that we expect.

Motorola and Sprint Nextel Corporation have developed and deployed a significant technology upgrade to the iDEN digital mobile network, the 6:1 voice coder software upgrade, which is designed to increase the capacity of iDEN networks for interconnect calls. Beginning in 2004, we started selling handsets that can operate on the new 6:1 voice coder, and we have deployed the related network software modifications that are necessary to utilize this technology in our networks in Mexico, Brazil and Argentina. This network software allows us to adjust the extent to which we utilize the 6:1 voice coder technology and the transmitter locations in which to use it as required to meet our network capacity needs. This software upgrade is designed to increase our voice capacity for interconnect calls without requiring the investment in additional network infrastructure equipment. However, if there are substantial delays in realizing the benefits of the 6:1 voice coder or if the technology does not perform satisfactorily, we could be required to invest significant additional capital in our infrastructure to satisfy our network capacity needs.

  Any modification or termination of our trademark license with Nextel Communications could increase our costs.

Nextel Communications has licensed to us the right to use “Nextel” and other of its trademarks on a perpetual royalty-free basis in Latin America. However, Nextel Communications may terminate the license on 60 days notice if we commit one of several specified defaults (namely, failure to maintain agreed quality controls or a change in control of NII Holdings). If there is a change in control of one of our subsidiaries, upon 30 days notice, Nextel Communications may terminate the sublicense granted by us to the subsidiary with respect to the licensed marks. The loss of the use of the “Nextel” name and trademark could have a material adverse effect on our operations.

  If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, in 2004, we identified a weakness in our internal controls relating to accounting for income taxes, which we remediated in 2006. See “Item 9A. Controls and Procedures – Remediation of Income Tax Material Weakness” in our 2006 annual report on Form 10-K, which we have incorporated by reference into this Offering Circular. We continue to monitor and improve our internal controls as needed. Any failure to maintain our internal controls or to implement required new or improved controls or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our debt may limit our flexibility and increase our risk of default.

Our existing debt and debt we may incur in the future could have important consequences to you, such as:

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete and increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our ability to obtain additional financing that we may need to fund future working capital, capital expenditures, product development, acquisitions or other corporate requirements.

As of March 31, 2007, we had long-term debt of $1,143.3 million, including $350.0 million of 2.75% Convertible Notes due 2025, $300.0 million of 2 7/8% Convertible Notes due 2034 (which are the subject of the Offer), $277.0 million for a syndicated loan facility, $137.4 million in obligations associated with the sale and leaseback of communication towers, $68.3 million in capital lease obligations and $10.6 million in spectrum license financing and other debt obligations. On June 5, 2007, we completed an offering of $1.2 billion of 3.125% Convertible Notes due 2012. As a result, our long-term debt, on a pro forma basis to reflect that offering, as of March 31, 2007, was $2,343.3 million.

Our ability to meet our debt obligations and to reduce our indebtedness will depend on our future performance and the other cash requirements of our business. Our performance, to a certain extent, is subject to general economic conditions and financial, business, political and other factors that are beyond our control. We cannot assure you that we will continue to generate cash flow from operations at or above current levels, that we will be able to meet our cash interest payments on all of our debt or that the related assets currently owned by us can be sustained in the future.

If our business plans change, including as a result of changes in technology, or if we decide to offer new communication services or expand into new markets or further in our existing markets, as a result of the construction of additional portions of our network or the acquisition of competitors or others, or if economic conditions in any of our markets generally, or competitive practices in the mobile wireless telecommunications industry change materially from those currently prevailing or from those now anticipated, or if other presently unexpected circumstances arise that have a material effect on the cash flow or profitability of our mobile wireless business, then the anticipated cash needs of our business as well as the conclusions presented herein as to the adequacy of the available sources of cash and timing on our ability to generate net income could change significantly. Any of these events or circumstances could involve significant additional funding needs in excess of the identified currently available sources, and could require us to raise additional capital to meet those needs. In addition, we continue to assess the opportunities to raise additional funding on attractive terms and conditions and at times that do not involve any of these events or circumstances and may do so if the opportunity presents itself. However, our ability to seek additional capital, if necessary, is subject to a variety of additional factors that we cannot presently predict with certainty, including:

•	the commercial success of our operations;

•	the volatility and demand of the capital markets; and

•	the future market prices of our securities.

If we are unable to generate cash flow from operations in the future to service our debt, we may try to refinance all or a portion of our debt. We cannot assure you that sufficient future borrowings will be available to pay or refinance our debt.

  Our financing agreements have included, and future financing agreements may include, covenants that limit how we conduct our business, which may affect our ability to grow as planned.

Certain of our financing agreements include covenants that impose restrictions on our business, and similar restrictions may be contained in future financing agreements. If we are subject to these restrictions, we may be unable to raise additional financing, compete effectively or take advantage of new business opportunities. This may affect our ability to generate revenues and profits. Examples of the types of covenants that may limit how we conduct business include those contained in Nextel Mexico’s syndicated loan facility that restricts Nextel Mexico’s ability to:

•	incur or guarantee additional indebtedness;

•	pay dividends and make other distributions;

•	prepay subordinated indebtedness;

•	make investments and other restricted payments;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell assets; and

•	engage in transactions with affiliates.

Nextel Mexico’s syndicated loan facility also requires Nextel Mexico to maintain specified financial ratios and satisfy financial tests. If Nextel Mexico is not able to meet these ratios and satisfy other tests, or if we fail to comply with any of the other restrictive covenants noted above or that are contained in any other financing agreements, we will be in default with respect to one or more of the applicable financing agreements, which in turn may result in defaults under the remaining financing arrangements, giving our lenders the right to require us to repay all amounts then outstanding.

  We have significant intangible assets that may not generate adequate value to satisfy our obligations in the event of liquidation.

If we were liquidated, the value of our assets may not be sufficient to satisfy our obligations. We have a significant amount of intangible assets, primarily telecommunications licenses. The value of these licenses will depend significantly upon the success of our digital mobile network business and the growth of the SMR and wireless communications industries in general. Moreover, the transfer of licenses in liquidation would be subject to governmental or regulatory approvals that may not be obtained or that may adversely impact the value of such licenses. Our net tangible book value was $1,076.6 million as of March 31, 2007.

  We may not be able to finance a change of control offer.

Upon the occurrence of certain kinds of change of control events, we may be required to repurchase or repay a significant portion of our outstanding debt. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase or repayment.

  Concerns about health risks associated with wireless equipment may reduce the demand for our services.

Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. The actual or perceived risk of mobile communications devices could adversely affect us through increased costs of doing business, additional governmental regulation that sets emissions standards or otherwise limits or prohibits our devices from being marketed and sold, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the mobile communications industry. Further research and studies are ongoing, and we cannot be sure that these studies will not demonstrate a link between radio frequency emissions and health concerns.

THE OFFER

Background and Purpose

During January and February, 2004, we privately placed $300.0 million principal amount of the Notes, which were subsequently registered for resale in April 2004. As of the date of this Offering Circular, the total principal amount of the Notes sold remains outstanding.

The purpose of the Offer is to induce conversion of any and all of the Notes that currently remain outstanding, which are currently convertible into shares of our common stock at a conversion rate of 37.5660 shares per $1,000 principal amount of Notes. We believe the conversion of the remaining Notes pursuant to the Offer will reduce our outstanding debt, reduce our annual interest expense by approximately $8.6 million and eliminate or reduce uncertainties associated with the Notes’ conversion features.

Terms of the Offer

We are offering to pay a cash premium of $80.00, which we refer to as the Inducement Premium, plus accrued and unpaid interest up to, but not including, the conversion date, for each $1,000 principal amount of our Notes that is validly tendered and not withdrawn prior to the Expiration Date, for conversion into shares of our common stock pursuant to the terms of the Notes and on the terms and subject to the conditions set forth in this Offering Circular and the related Letter of Transmittal. As a result, a Note holder who elects to convert during the Special Conversion Period and whose Notes are accepted by us will receive 37.5660 shares of our common stock and the Inducement Premium per $1,000 principal amount of Notes tendered for conversion, plus accrued and unpaid interest up to, but not including, the conversion date, and cash in lieu of fractional shares, if any.

As used in this Offering Circular, “conversion date” means the date that shares of our common stock are issued and payment of the Inducement Premium, as well as accrued and unpaid interest and any cash in lieu of any fractional shares, is made upon conversion of the Notes in the Offer. We expect to pay the Inducement Premium, the accrued and unpaid interest and any cash in lieu of a fractional share and to issue the shares of common stock with respect to the Notes tendered for conversion in the Offer on the second business day after the Expiration Date. However, we can provide no assurance that we will be able to make payment and delivery on that date.

We can amend the terms of the Offer and any amendment will apply to the Notes tendered pursuant to the Offer. In addition, we can waive any condition to the Offer and accept any Notes tendered for conversion and payment. Furthermore, we reserve the right to terminate at any time the Offer in our reasonable discretion and to not accept for conversion any Notes tendered for conversion pursuant to the Offer for any of the reasons set forth below under “– Conditions to the Offer.”

We shall be deemed to have accepted validly tendered Notes when, as and if we have given oral or written notice to the Conversion Agent. The Conversion Agent will act as agent for the tendering holders of Notes and for the purpose of receiving shares of common stock and cash consideration from us.

If any tendered Notes are not accepted for conversion and payment because of an invalid tender, the occurrence of other events set forth in this Offering Circular or otherwise, all unaccepted Notes will be returned, without expense, to the tendering holder as promptly as practicable after the Expiration Date.

We may undertake a subsequent tender for conversion, or refinancing of, any Notes that continue to remain outstanding after the Offer. In addition, we may in the future make tender or exchange offers for or open market or privately negotiated purchases of Notes, the terms of which may be more or less favorable than the terms in the Offer. No assurance can be given that any such refinancing, tender, conversion or exchange offer or purchases for such Notes will be undertaken or, if undertaken, will be on the same or different terms than the terms of the Offer.

Transferability of Common Stock Received

The Offer is being made in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act and exemptions under state securities laws, and the shares of our common stock issuable pursuant to the Offer have not been registered with the SEC. Whether the shares of common stock you receive pursuant to the Offer will be freely tradable will depend on several factors, including when and how you acquired the Notes, the length of time you have held the Notes and whether you are or were at any time an affiliate of the company.

If you purchased your Notes other than through an effective registration statement, then your Notes are deemed to be “restricted securities” pursuant to the Securities Act. Restricted securities are those identified with CUSIP No. 62913F AB 8. Accordingly, the shares of our common stock that you receive pursuant to the Offer will be freely tradeable only if you resell the shares of common stock (i) through an effective registration statement; (ii) pursuant to Rule 144(k) under the Securities Act, if you are not an affiliate of the company, you have not been an affiliate of the company at any time during the last three months, and your notes were not owned by an affiliate of the company at any time during the last two years; or (iii) pursuant to Rule 144 under the Securities Act if you are an affiliate of the company. The company currently has an effective registration statement covering the resale of shares of its common stock issuable to holders of such Notes. However, the company is not required to maintain the effectiveness of such registration statement and the use of such registration statement is subject to customary “blackout” provisions. You should consult your attorney or securities advisor for a full understanding of when and how the common stock you receive pursuant to the Offer will be tradable.

If you purchased your Notes through an effective registration statement (CUSIP No. 62913F AC 6), then the shares of our common stock that you receive pursuant to the Offer will be freely tradable if you are not an affiliate of the company. If you are an affiliate of the company, then the shares of our common stock that you receive pursuant to the Offer will be freely tradeable if you resell the shares of common stock pursuant to Rule 144 under the Securities Act. You should consult your attorney or securities advisor for a full understanding of when and how the shares of common stock you receive pursuant to the Offer will be tradable.

Expiration Dates; Extensions; Waiver; Termination; Amendment

The Expiration Date of the Offer will be July 23, 2007, at 5:00 p.m., New York City time, unless we, in our reasonable discretion, extend the Offer. In that case, the Expiration Date will be the latest date and time to which the Offer has been extended. During any extension of the Offer, the Notes that were previously validly tendered for conversion and not withdrawn will remain subject to the Offer.

We reserve the right, in our reasonable discretion:

•	to extend the Expiration Date;

•	to waive any condition to the Offer set forth below under “- Conditions to the Offer” and accept any Notes tendered for conversion;

•	to terminate the Offer, whether or not any of the conditions set forth below under “– Conditions to the Offer” have been satisfied; and

•	to amend the terms of the Offer in any manner.

If we extend, terminate or amend the Offer, we will notify the Conversion Agent by oral, followed by written, notice and will issue a press release or other public announcement regarding the extension, termination or amendment. The press release or other public announcement of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any amendment to the Offer will apply to all Notes tendered in the Offer. If the Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose this amendment by means of a public announcement or a supplement to this Offering Circular that will be distributed to the holders of the Notes and, if required by law, the Offer will be extended.

Procedures for Tendering Notes in the Offer

The method of delivery of Notes and Letters of Transmittal, any required signature guaranties and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering Notes and Letters of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Conversion Agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Conversion Agent on or prior to such date.

The tender of a holder’s Notes for conversion and the acceptance of the tender by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this Offering Circular and in the Letter of Transmittal.

The procedures by which Notes are tendered by beneficial owners who are not registered holders will depend on the manner in which the Notes are held. Any beneficial owner of Notes held in the name of a nominee who wants to tender Notes in the Offer is urged to contact the nominee promptly and instruct the nominee to tender on the beneficial owner’s behalf. If you hold your Notes in street name or through a custodian, you must request your broker, dealer, commercial bank, trust company or other nominee to effect the tender of your Notes for conversion for you. The materials provided along with this Offering Circular may be used by a beneficial owner in this process to instruct the broker, dealer, commercial bank, trust company or other nominee to tender the Notes. If such beneficial owner wishes to tender such Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Notes, make appropriate arrangement to register ownership of the Notes in such beneficial owner’s name. The transfer of record ownership may take considerable time.

Tender of Notes Held Through DTC.  To effectively tender Notes that are held through DTC, DTC participants may electronically transmit their acceptance through ATOP (and thereby tender Notes), for which the transaction will be eligible. Upon receipt of such participant’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message to the Conversion Agent for its acceptance. Delivery of tendered Notes must be made to the Conversion Agent pursuant to the book-entry delivery procedures set forth below.

Except as provided below, unless the Notes being tendered are deposited with the Conversion Agent on or prior to the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal or properly transmitted Agent’s Message), the company may, at its option, treat such tender as defective for purposes of the right to receive the Inducement Premium. Payment for the Notes will be made only against deposit of the tendered Notes and delivery of any other required documents.

Book-entry Delivery Procedures.  The Conversion Agent will establish accounts with respect to the Notes at DTC for purposes of the Offer within two business days after the date of this Offering Circular, and any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Conversion Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of the Notes may be effected through book-entry transfer into the Conversion Agent’s account at DTC, an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Conversion Agent at one more of its addresses set forth on the back cover of this Offering Circular on or prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Conversion Agent. The confirmation of a book-entry transfer into the Conversion Agent’s account at DTC as described above is referred to in this Offering Circular as a “Book-Entry Confirmation.” The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Conversion Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the Notes and that such participants have received the Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal and the company may enforce such agreement against such participants.

Tender of Notes Held in Physical Form.  As of the date of this Offering Circular, there were no Notes held in physical form by any holder (other than DTC). If any holder has subsequently acquired physical certificates, the holder should follow the instructions in this section. To effectively tender Notes held in physical form, a properly completed Letter of Transmittal (or a facsimile thereof) duly executed by the holder of such Notes, and any other documents required by the Letter of Transmittal, must be received by the Conversion Agent at its address set forth on the back cover of this Offering Circular and certificates representing such Notes must be received by the Conversion Agent at such address on or prior to the Expiration Date. A tender of Notes may also be effected through the deposit of Notes with DTC and making book-entry delivery as described above. Letters of Transmittal and Notes should be sent only to the Conversion Agent and should not be sent to the company, the Information Agent or the Financial Advisor.

If the Notes are registered in the name of a person other than the signor of the Letter of Transmittal, then, in order to tender such Notes pursuant to the Offer, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name or names of such holder or holders appear on the Notes, with the signature(s) on the Notes or instrument of transfer guaranteed as provided below.

Mutilated, Lost, Stolen or Destroyed Certificates.  If a holder desires to tender Notes but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such holder should contact the Trustee to receive information about the procedure for obtaining replacement certificates for Notes.

Signature Guarantees.  Signatures on all Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a “Medallion Signature Guarantor”), unless the Notes tendered thereby are tendered and delivered (i) by a registered holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed either or both of the boxes entitled “Special Payment Instructions” or “Special Delivery Instructions” on the Letter of Transmittal, or (ii) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. (“NASD”), or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal. If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the signature on the Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above. See Instruction 1 and 4 of the Letter of Transmittal.

Notwithstanding any other provision hereof, payment of the Inducement Premium for Notes tendered and accepted for payment pursuant to the Offer will, in all cases, be made only after receipt by the Conversion Agent of the tendered Notes (or Book-Entry Confirmation of the transfer of such Notes into the Conversion Agent’s account at DTC as described above) and a Letter of Transmittal (or facsimile thereof) with respect to such Notes, properly completed and duly executed, with any signature guarantees and other documents required by the Letter of Transmittal, or a properly transmitted Agent’s Message.

Backup U.S. Federal Income Tax Withholding.  To prevent backup U.S. federal income tax withholding, a tendering holder of Notes must (i) provide the Conversion Agent with such holder’s correct taxpayer identification number and certify that such holder is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or (ii) otherwise establish a basis for exemption from backup withholding. See “Certain United States Federal Income Tax Considerations.”

Determinations Regarding Validity of Tenders; Interpretation of Offer Terms.  All questions concerning the validity, form, eligibility, including time of receipt, acceptance, and revocation of tender, will be decided by us in our reasonable discretion, which decision shall be final and binding. We reserve the absolute and unconditional right to reject any and all Notes not validly tendered for conversion and to reject any Notes which might, in our reasonable judgment or that of our counsel, be unlawful for us to accept. We also reserve the absolute and unconditional right to waive any defects or irregularities or conditions of the Offer as to particular Notes either before or after the Expiration Date, including the right to waive the ineligibility of any holder who seeks to tender Notes in the Offer, whether or not similar defects or irregularities are waived in the case of other holders.

Our interpretation of the terms and conditions to the Offer, including the Letter of Transmittal and its instructions, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes for conversion and payment must be cured within a period of time as we shall determine. Neither we, our Conversion Agent, our Information Agent or any other person will have any duty to give notification of defects or irregularities with respect to tenders of Notes and will not incur any liability for failure to give this notification. Tenders of Notes will not be deemed to have been made until any irregularities have been cured or waived.

If any Letter of Transmittal, endorsement, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, this person should so indicate when signing, and, unless waived by us, must submit proper evidence satisfactory to us, in our reasonable discretion, of this person’s authority to act.

Acceptance of Notes for Conversion and Payment; Delivery of Common Stock

Promptly after the Expiration Date, upon satisfaction or waiver of all the conditions to the Offer, if we have not terminated the Offer, we will accept any and all Notes that are validly tendered for conversion and not validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The shares of common stock issued pursuant to the Offer and the cash consideration to be paid pursuant to the Offer will be delivered promptly after our acceptance of the Notes, which is expected to be the second business day after the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted validly tendered Notes, when, as, and if we have given oral, followed by written, notice to our Conversion Agent.

Withdrawal of Tenders

You may withdraw tenders of Notes at any time prior to the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by our Conversion Agent prior to the Expiration Date at the address listed on the back cover of this Offering Circular. Any notice of withdrawal must specify the name of the person who tendered the Notes to be withdrawn, identify the Notes to be withdrawn, and specify the name and number of the account at DTC to be credited with the withdrawn Notes (and otherwise comply with the procedures of the book-entry transfer facility). All questions as to the validity, form and eligibility, including time of receipt, of these notices will be determined by us. Our determination will be final and binding. Neither the company nor any other person is under any duty to give notice of any defect or irregularity in any notice of withdrawal, and neither the company nor any other person will incur any liability for failure to provide any such notice.

Any Notes validly withdrawn will be deemed not to have been validly tendered for conversion for purposes of the Offer. Any Notes which have been tendered for conversion but which are not accepted for conversion for any reason will be returned without cost to the holder as soon as practicable after withdrawal, non-acceptance of tender or termination of the Offer. Any withdrawn or unaccepted Notes will be credited to the tendering holder’s account at DTC. Properly withdrawn Notes may be re-tendered at any time prior to the Expiration Date by following one of the procedures described above under “– Procedures for Tendering Notes in the Offer.”

Conditions to the Offer

The Offer is not conditioned on any minimum number of Notes being tendered. However, our completion of the Offer is contingent upon:

•	the absence of any determination that the Offer violates any law or interpretation of the SEC staff;

•	the absence of any pending or threatened proceeding that materially impairs our ability to complete the Offer;

•	the absence of any material adverse change in the trading price of the common stock in any major securities or financial market, or in the United States trading markets generally; and

•	the absence of any material adverse change in our business, financial condition or operations.

If any of these conditions are not satisfied or waived by us, we will not be obligated to accept for conversion and payment any Notes validly tendered for conversion and payment pursuant to the Offer. However, even if all of these conditions are satisfied, we reserve the right to terminate the Offer for any or no reason and not accept any Notes validly tendered for conversion pursuant to the Offer.

Fractional Shares

No fractional shares of common stock will be issued upon conversion of Notes in the Offer. Instead, you will be paid, in lieu of fractional shares, an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying (1) the per share closing price of our common stock on the Nasdaq Global Select Market on the last trading day before the conversion date by (2) the fraction of a share to which you would otherwise have been entitled. We will make available to the Conversion Agent the cash necessary to make any payments for fractional shares.

Waiver and Nonacceptance of Tenders

We reserve the right to waive any defects or irregularities in the tender of Notes. If any Notes are not accepted for tender in the Offer for any reason, those Notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the Offer.

Effects of the Offer

Holders of Notes who convert their Notes in the Offer will receive shares of our common stock, the Inducement Premium and accrued and unpaid interest. All Notes tendered in the Offer will be retired and canceled.

Notes that are not tendered will remain outstanding after the consummation of the Offer. Holders of the Notes that are not tendered will continue to have the same rights under the Notes as they are entitled to today. There is currently limited trading in the Notes. To the extent that Notes are tendered for conversion in the Offer, the trading market for the remaining Notes may become even more limited or may cease altogether. As a result, if you choose not to tender your Notes in the Offer, you may find it more difficult to sell your Notes in the future at intervals or prices acceptable to you.

For a discussion of certain federal income tax consequences of the Offer applicable to holders of Notes, see “Certain United States Federal Income Tax Considerations.”

Accounting Treatment

We will reduce the outstanding carrying amount of the Notes on our balance sheet by an amount equal to the principal amount of the Notes that are converted and recognize common stock and paid-in capital for the shares of common stock issued in connection with the Offer. We will reclassify from other assets to paid-in capital the portion of the unamortized debt issuance costs associated with selling the Notes in 2004 that is attributable to the Notes converted in connection with the Offer. We will also recognize an expense for the Inducement Premium and the costs related to the Offer. If all of the Notes in the Offer are tendered, we would expect the debt conversion expense to total approximately $29.2 million, including fees and expenses related to the Offer.

USE OF PROCEEDS

We will not receive any proceeds from the Offer. Any Notes that are validly tendered and accepted for conversion pursuant to the Offer will be retired and cancelled.

CAPITALIZATION

The following table sets forth our capitalization, as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to our sale of $1.2 billion of 3.125% Convertible Notes due 2012 and our contemporaneous repurchase of shares of our common stock for approximately $250.0 million, both on June 5, 2007; and

•	on an as adjusted basis to give effect to our sale of the 3.125% Convertible Notes due 2012 and our share repurchases described above and the Offer (assuming the conversion of all of the outstanding Notes into shares of our common stock and the cash payments described herein) and the estimated expenses of the Offer.

You should read the information set forth in the table in conjunction with our historical consolidated financial statements and notes thereto incorporated by reference in this Offering Circular.

	March 31, 2007
			As Adjusted
		Pro Forma	(Notes Offering,
		(Notes	Share
		Offering	Repurchase
		and Share	and this
	Actual	Repurchase)	Offer)
	(unaudited and in thousands)

Cash and cash equivalents (1)	$593,075	$1,518,812	$1,489,671

Long-term debt:
2 7/8% Convertible Notes due 2034	$300,000	$300,000	$—
2.75% Convertible Notes due 2025 (2)	349,997	349,997	349,997
3.125% Convertible Notes due 2012 (3)	—	1,200,000	1,200,000
Mexican syndicated loan facility	295,028	295,028	295,028
Tower financing obligations	140,837	140,837	140,837
Capital lease obligations	70,369	70,369	70,369
Brazil spectrum license financing	10,558	10,558	10,558
Other	40	40	40

Total debt	1,166,829	2,366,829	2,066,829
Less: current portion	(23,563)	(23,563)	(23,563)

	$1,143,266	$2,343,266	$2,043,266

Stockholders’ equity:
Common stock, par value $0.001, issued and outstanding	$162	$159	$170
Paid-in capital	755,489	505,492	800,798
Retained earnings (4)	709,545	709,545	682,275
Accumulated other comprehensive loss	(12,188)	(12,188)	(12,188)

Total stockholders’ equity	1,453,008	1,203,008	1,471,055

Total capitalization	$2,596,274	$3,546,274	$3,514,321

(1)	The as adjusted cash and cash equivalents balance reflects the payment of the Inducement Premium of $24.0 million, $1.0 million in estimated offering expenses and $4.2 million of accrued and unpaid interest up to, but not including, the expected conversion date, but does not include the payment of cash in lieu of any fractional shares.

(2)	Our $350.0 million aggregate principal amount of 2.75% Convertible Notes due 2025 are convertible into shares of our common stock upon satisfaction of certain conditions at a current conversion rate of 19.9670 shares per $1,000 principal amount of such notes, subject to adjustment.

(3)	Our $1.2 billion aggregate principal amount of 3.125% Convertible Notes due 2012 are convertible into shares of our common stock upon satisfaction of certain conditions at a current conversion rate of 8.4517 shares per $1,000 principal amount of such notes, subject to adjustment.

(4)	We are currently evaluating whether the Inducement Premium and costs associated with the Offer will be tax deductible. For purposes of the as adjusted retained earnings, we have assumed no tax benefit on either charge.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq Global Select Market under the trading symbol “NIHD.” Our common stock had traded on the Nasdaq National Market under the same symbol until July 3, 2006. The following table sets forth on a per share basis the reported high and low sales prices for our common stock, as reported on the applicable market at the time, for the quarters indicated. On October 27, 2005, we announced a 2-for-1 common stock split which was effected in the form of a stock dividend that was paid on November 21, 2005 to holders of record on November 11, 2005. The prices in this table have been adjusted to reflect this stock split.

	Price Range of
	Common Stock
	High	Low

2005
First Quarter	$30.74	$23.59
Second Quarter	32.21	23.99
Third Quarter	42.40	31.54
Fourth Quarter	48.23	35.25
2006
First Quarter	$59.34	$42.80
Second Quarter	67.18	44.45
Third Quarter	63.34	48.03
Fourth Quarter	69.94	61.22
2007
First Quarter	$76.35	$60.53
Second Quarter (through June 19, 2007)	82.91	74.19

On June 19, 2007, the reported last sale price for our common stock on the Nasdaq Global Select Market was $82.34 per share. Investors should obtain current market quotations before making any decision with respect to an investment in our common stock.

DIVIDEND POLICY

We have not paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. In addition, some of our financing documents have contained, and some future financing agreements may contain, restrictions on the payment of dividends. We anticipate that for the foreseeable future any cash flow generated from our operations will be used to develop and expand our business and operations and make contractual payments under our debt facilities in accordance with our business plan.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months	Year Ended December 31,
	Ended March 31, 2007	2006		2005

Ratio of earnings to fixed charges	4.63x	4.05	x	3.80x

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges consist of:

•	interest on all indebtedness, amortization of debt financing costs and amortization of original issue discount;

•	interest capitalized; and

•	the portion of rental expense we believe is representative of interest.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The financial information presented below for the ten months ended October 31, 2002, two months ended December 31, 2002 and years ended December 31, 2003, 2004, 2005 and 2006 has been derived from our audited consolidated financial statements. Our consolidated financial statements as of and for the ten months ended October 31, 2002 and two months ended December 31, 2002 have been audited by our former independent registered public accounting firm. Our consolidated financial statements as of and for the years ended December 31, 2003, 2004, 2005 and 2006 have been audited by PricewaterhouseCoopers LLP, our current independent registered public accounting firm. Our audited consolidated financial statements as of December 31, 2004, 2005 and 2006 are included in our 2006 annual report on Form 10-K, which we have incorporated by reference into this Offering Circular. This information is only a summary and should be read together with our consolidated historical financial statements and management’s discussion and analysis appearing elsewhere in our annual reports on Form 10-K.

As a result of the consummation of our Revised Third Amended Joint Plan of Reorganization and the transactions contemplated thereby on November 12, 2002, we are operating our existing business under a new capital structure. In addition, we applied fresh-start accounting rules on October 31, 2002. Accordingly, our consolidated financial condition and results of operations from and after our reorganization are not comparable to our consolidated financial condition or results of operations for periods prior to our reorganization reflected in our historical financial statements or in the selected consolidated historical financial information set forth below. References below to the Predecessor Company refer to NII Holdings for the period prior to November 1, 2002 and references to the Successor Company refer to NII Holdings for the period from and after November 1, 2002.

								Predecessor
	Successor Company							Company
							Two Months	Ten Months
	Three Months						Ended	Ended
	Ended		Year Ended December 31,				December 31,	October 31,
	2007	2006	2006	2005	2004	2003	2002	2002
	(unaudited)
			(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating revenues
Service and other revenues	$690,683	$505,956	$2,279,922	$1,666,613	$1,214,837	$895,615	$137,623	$610,341
Digital handset and accessory revenues	22,924	22,315	91,418	79,226	65,071	43,072	5,655	26,754

	713,607	528,271	2,371,340	1,745,839	1,279,908	938,687	143,278	637,095

Cost of revenues
Cost of service (exclusive of depreciation and amortization included below)	188,895	134,350	617,669	464,651	365,982	266,709	34,514	184,046
Cost of digital handset and accessory sales	91,083	69,801	311,307	251,192	207,112	134,259	19,569	87,582

	279,978	204,151	928,976	715,843	573,094	400,968	54,083	271,628
Selling, general and administrative	225,142	170,536	780,373	545,235	358,076	290,712	42,523	243,354
Impairment, restructuring and other charges	—	—	—	—	—	—	—	15,808
Depreciation	64,364	40,210	194,817	123,990	84,139	49,127	4,694	55,758
Amortization	1,644	1,264	7,405	6,142	14,236	30,374	6,392	9,219

Operating income	141,479	112,110	459,769	354,629	250,363	167,506	35,586	41,328
Interest expense, net	(24,329)	(21,415)	(89,379)	(72,470)	(55,113)	(64,623)	(10,469)	(151,579)
Interest income	11,370	12,601	51,057	32,611	12,697	10,864	1,797	3,928
Foreign currency transaction (losses) gains, net	(3,532)	(1,141)	3,557	3,357	9,210	8,856	2,616	(180,765)
Debt conversion expense	—	—	(5,070)	(8,930)	—	—	—	—
(Loss) gain on extinguishment of debt, net	—	—	—	—	(79,327)	22,404	—	101,598
Reorganization items, net	—	—	—	—	—	—	—	2,180,998
Other income (expense), net	1,827	(2,364)	(6,000)	(8,621)	(2,320)	(12,166)	(1,557)	(8,918)

Income from continuing operations before income tax provision and cumulative effect of change in accounting principle	126,815	99,791	413,934	300,576	135,510	132,841	27,973	1,986,590
Income tax provision	(42,651)	(34,793)	(119,444)	(125,795)	(79,191)	(51,627)	(24,874)	(29,270)

Income from continuing operations before cumulative effect of change in accounting principle	84,164	64,998	294,490	174,781	56,319	81,214	3,099	1,957,320
Income (loss) from discontinued operations of Nextel Philippines	—	—	—	—	—	—	19,665	(2,025)
Income tax provision from discontinued operations of Nextel Philippines	—	—	—	—	—	—	—	(252)

Income before cumulative effect of change in accounting principle	84,164	64,998	294,490	174,781	56,319	81,214	22,764	1,955,043
Cumulative effect of change in accounting principle, net of income taxes of $11,898 in 2004	—	—	—	—	970	—	—	—

Net income	$84,164	$64,998	$294,490	$174,781	$57,289	$81,214	$22,764	$1,955,043

								Predecessor
	Successor Company							Company
							Two Months	Ten Months
	Three Months						Ended	Ended
	Ended		Year Ended December 31,				December 31,	October 31,
	2007	2006	2006	2005	2004	2003	2002	2002
	(unaudited)
			(in thousands, except per share data)
Income from continuing operations before cumulative effect of change in accounting principle per common share, basic	$0.52	$0.43	$1.91	$1.19	$0.40	$0.64	$0.03	$7.24
Income (loss) from discontinued operations per common share, basic	—	—	—	—	—	—	0.16	(0.01)
Cumulative effect of change in accounting principle per common share, basic	—	—	—	—	0.01	—	—	—

Net income per common share, basic	$0.52	$0.43	$1.91	$1.19	$0.41	$0.64	$0.19	$7.23

Income from continuing operations before cumulative effect of change in accounting principle per common share, diluted	$0.47	$0.38	$1.67	$1.06	$0.39	$0.59	$0.02	$7.24
Income (loss) from discontinued operations per common share, diluted	—	—	—	—	—	—	0.16	(0.01)
Cumulative effect of change in accounting principle per common share, diluted	—	—	—	—	0.01	—	—	—

Net income per common share, diluted	$0.47	$0.38	$1.67	$1.06	$0.40	$0.59	$0.18	$7.23

Weighted average number of common shares outstanding, basic	161,870	152,166	154,085	146,336	139,166	126,257	120,000	270,382

Weighted average number of common shares outstanding, diluted	185,868	182,876	184,282	176,562	145,015	140,106	126,858	270,382

	March 31,	December 31,
	2007	2006	2005	2004	2003	2002
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$593,075	$708,591	$877,536	$330,984	$405,406	$231,161
Short-term investments	—	—	7,371	38,401	—	—
Property, plant and equipment, net	1,492,814	1,389,150	936,521	558,247	368,434	230,598
Intangible assets, net	376,417	369,196	83,642	67,956	85,818	182,264
Total assets	3,393,907	3,297,678	2,620,964	1,491,280	1,128,436	831,473
Long-term debt, including current portion	1,166,829	1,157,681	1,172,958	603,509	536,756	432,157
Stockholders’ equity	1,453,008	1,346,480	811,401	421,947	217,770	71,612

Reclassifications.  We have reclassified spectrum license fees from selling, general and administrative expenses to cost of service in prior periods to conform to our current year presentation.

Depreciation and Amortization.  On October 31, 2002, as a result of our reorganization and in accordance with fresh-start accounting requirements under SOP 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” we adjusted the carrying values of our property, plant and equipment and intangible assets based on their estimated relative fair values, which we determined in consultation with external valuation specialists. As a result of write-downs to fixed assets, depreciation decreased during the two months ended December 31, 2002 and the year ended December 31, 2003. Due to the expansion of our digital mobile networks, depreciation expense increased during the years ended December 31, 2004, 2005 and 2006 and during the three months ended March 31, 2007. Conversely, amortization expense decreased during the years ended December 31, 2004 and 2005 as a result of the reversal of certain valuation allowances for deferred tax assets existing at our emergence from reorganization, which we recorded as a reduction to intangible assets in connection with our application of fresh-start accounting. Amortization expense increased slightly during the year ended December 31, 2006 and during the three months ended March 31, 2007.

Interest Expense, Net.  We reported interest expense incurred during our Chapter 11 reorganization only to the extent that it would be paid during the reorganization or if it was probable that it would be an allowed claim. Principal and interest payments could not be made on pre-petition debt subject to compromise without approval from the bankruptcy court or until the plan of reorganization defining the repayment terms was confirmed. Further, the Bankruptcy Code generally disallowed the payment of post-petition interest that accrued with respect to unsecured or under secured claims. As a result, we did not accrue interest that we believed was not probable of being treated as an allowed claim. During the ten months ended October 31, 2002, we did not accrue interest aggregating $134.6 million on our senior redeemable notes because payment of this interest was not probable. In connection with the confirmation of our plan of reorganization, our senior redeemable notes were extinguished and we repurchased the outstanding balance of Nextel Argentina’s credit facilities from its creditors. As a result, interest expense for the two months ended December 31, 2002 and for the years ended December 31, 2003 and 2004 decreased significantly compared to prior years. The decrease in interest expense during the year ended December 31, 2003 was also due to a reduction in interest expense related to the $100.0 million principal prepayment of our international equipment facility and the extinguishment of the Brazil equipment facility in September 2003, partially offset by interest expense recognized during 2003 as a result of financing obligations incurred in connection with the sale-leaseback of commercial towers and interest expense recognized on our 3.5% convertible notes that we issued in September 2003. The decrease in interest expense during the year ended December 31, 2004 was also due to a reduction in interest expense related to the $125.0 million pay-off of our international equipment facility and the retirement of substantially all of our 13.0% senior secured discount notes through a cash tender offer in March 2004, partially offset by interest expense recognized during 2004 on our 2 7/8% convertible notes that we issued in January 2004. The increases in interest expense during the years ended December 31, 2005 and 2006 are primarily a result of interest expense recognized on our syndicated loan facility in Mexico, as well as interest expense recognized on our 2.75% convertible notes, which we issued in August 2005. For the three months ended March 31, 2007, interest expense is primarily comprised of interest incurred on our towers financing transactions in Mexico and Brazil, interest expense related to our syndicated loan facility in Mexico and interest expense recognized on our 2 7/8% and 2.75% convertible notes.

Foreign Currency Transaction Gains (Losses), Net.  Our operations are subject to fluctuations in foreign currency exchange rates. We recognize gains and losses on U.S. dollar-denominated assets and liabilities in accordance with SFAS No. 52, “Foreign Currency Translation.” As a result, significant fluctuations in exchange rates can result in large foreign currency transaction gains and losses.

In January 2002, the Argentine government devalued the Argentine peso from its previous one-to-one peg with the U.S. dollar. Subsequently, the Argentine peso-to-dollar exchange rate significantly weakened in value. As a result, during the ten months ended October 31, 2002, Nextel Argentina recorded $137.8 million in foreign currency transaction losses primarily related to its former U.S. dollar-denominated credit facilities. As a result of the settlement of our Argentine credit facilities in November 2002 and the retirement of our dollar-denominated equipment credit facilities in Mexico and Brazil, our foreign currency transaction loss exposure was significantly reduced.

Debt Conversion Expense.  On June 10, 2005 and June 21, 2005, $40.0 million and $48.5 million, respectively, aggregate principal amount of our 3.5% convertible notes were converted into 3,000,000 shares of our common stock and 3,635,850 shares of our common stock in accordance with the original terms of the debt securities. In connection with these conversions, we paid in the aggregate $8.9 million in cash as additional consideration for conversion, which we recorded as debt conversion expense.

As discussed in Note 7 to our consolidated financial statements included in our 2006 annual report on Form 10-K, on December 14, 2006, all of the holders of the $91.4 million remaining aggregate principal face amount of our 3.5% convertible notes converted those notes into 6,852,150 shares of common stock in accordance with the original terms of the debt agreement. In connection with this conversion, we paid a total of $4.6 million as additional consideration for conversion, as well as $0.8 million of accrued interest and $0.5 million of direct external costs associated with the transaction. We recorded the $4.6 million paid to the noteholders and the $0.5 million of direct external costs as debt conversion expense in our consolidated statement of operations.

(Loss) Gain on Extinguishment of Debt, Net.  The $101.6 million net gain on extinguishment of debt for the ten months ended October 31, 2002 represents a gain we recognized on the settlement of Nextel Argentina’s credit facilities in connection with the confirmation of our plan of reorganization. The $22.4 million net gain on extinguishment of debt for the year ended December 31, 2003 represents a gain we recognized in connection with the settlement of our Brazil equipment facility. The $79.3 million net loss on early extinguishment of debt for the year ended December 31, 2004 represents a loss we incurred in connection with the retirement of substantially all of our 13.0% senior secured discount notes through a cash tender offer in March 2004.

Reorganization Items, Net.  In accordance with SOP 90-7, we classified in reorganization items all items of income, expense, gain or loss that were realized or incurred because we were in reorganization. We expensed as incurred professional fees associated with and incurred during our reorganization and reported them as reorganization items. In addition, during the second quarter of 2002, we adjusted the carrying value of our senior redeemable notes to their face values by writing off the remaining unamortized discounts totaling $92.2 million. We also wrote off the entire remaining balance of our debt financing costs of $31.2 million. We also classified in reorganization items interest income earned by NII Holdings, Inc. or NII Holdings (Delaware), Inc. that would not have been earned but for our Chapter 11 filing. In addition, as a result of our reorganization and our application of fresh-start accounting, we recognized in reorganization items a $2.3 billion gain on the extinguishment of our senior redeemable notes, partially offset by a $115.1 million charge related to the revaluation of our assets and liabilities.

Income (Loss) from Discontinued Operations.  In the fourth quarter of 2002, we sold our remaining direct and indirect ownership in Nextel Philippines. As a result of this sale and in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we presented the financial results of Nextel Philippines as discontinued operations for all periods presented.

Cumulative Effect of Change in Accounting Principle, Net.  Until September 30, 2004, we presented the financial statements of our consolidated foreign operating companies utilizing accounts as of a date one month earlier than the accounts of our parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries, which we refer to as our one-month lag reporting policy, to ensure timely reporting of consolidated results. As a result, each year the financial position, results of operations and cash flows of each of our wholly-owned foreign operating companies in Mexico, Brazil, Argentina, Peru and Chile were presented as of and for the year ended November 30. In contrast, financial information relating to our parent company, U.S. subsidiaries and our non-operating non-U.S. subsidiaries was presented as of and for the year ended December 31.

We eliminated the one-month reporting lag for the year ended December 31, 2004 and report consolidated results using a consistent calendar year reporting period for the entire company for 2004. We accounted for the elimination of the one-month lag reporting policy as a change in accounting principle effective January 1, 2004.

As a result, we treated the month of December 2003, which was normally the first month in the fiscal year of our foreign operating companies, as the lag month, and our fiscal year for all of our foreign operating companies now begins with January and ends with December.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the material provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Copies of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws have been filed with the SEC and are incorporated by reference into this Offering Circular.

General

As of June 10, 2007, NII Holdings had 610,000,000 shares of capital stock authorized (not including one share of Special Director Preferred Stock that was terminated and may not be reissued). This authorized capital stock consisted of:

•	600,000,000 shares of common stock, par value $0.001 per share, 162,030,650 of which were outstanding; and

•	10,000,000 shares of undesignated preferred stock, par value $0.001 per share, which we refer to as our Undesignated Preferred Stock, none of which are currently outstanding.

Common Stock

Voting

Subject to the rights of the holder of any preferred stock outstanding at the time, each share of our common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders on which the holders of the common stock are entitled to vote. Holders of the common stock shall vote together as one class on all matters submitted to a vote of stockholders of the corporation generally. The common stock does not have cumulative voting rights in connection with the election of directors.

Dividends

Subject to the preferences of any preferred stock then outstanding, the holders of our common stock are entitled to receive dividends and other distributions in cash, property or shares of our common stock as may be declared thereon by our board of directors from time to time out of our assets or funds legally available therefor.

Liquidation

If we are liquidated (either partial or complete), dissolved or wound up, whether voluntarily or involuntarily, the holders of the common stock shall be entitled to share ratably in our net assets remaining after payment of all liquidation preferences, if any, applicable to any outstanding preferred stock. There are no redemption or sinking fund provisions applicable to our common stock.

Undesignated Preferred Stock

The board of directors is granted the authority to from time to time issue the Undesignated Preferred Stock as preferred stock of one or more series and in connection with the creation of any such series to fix by resolution the designation, voting powers, preferences, and relative, participating, optional, or other special rights of such series, and the qualifications, limitations, or restrictions thereof. The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, adversely affect the rights and powers, including voting rights, of holders of common stock, and have the effect of delaying, deterring or preventing a change in control of us.

Preemptive Rights

No holder of any share of our capital stock has any preemptive right to subscribe to an additional issue of our capital stock or to any security convertible into such stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, Inc.

Certain Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

General

Our Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that could make more difficult an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control, we believe that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Board of Directors

According to our Amended and Restated Bylaws, the board of directors must be composed of at least one and no more than twelve directors. Our board currently consists of nine directors. The number of directors may be changed from time to time by resolution of the board of directors. Directors need not be stockholders of the corporation. According to our Restated Certificate of Incorporation, we have a board of directors consisting of three classes, with the term of office of one class expiring each year. Accordingly, each of our directors is elected by a plurality vote to serve for a term of three years.

Stockholder Actions and Special Meetings

In accordance with Delaware law, any action required or permitted to be taken at a stockholders’ meeting may be taken without a meeting or a vote if the action is consented to in writing by holders of outstanding stock having the votes necessary to authorize the action. Our Amended and Restated Bylaws provide that the chairman of the board and chief executive officer may call special meetings of the stockholders for any purpose at any time. Further, the Amended and Restated Bylaws provide that a special meeting shall be called by the secretary upon the written request of a majority of the board of directors or of stockholders holding a majority of the entire capital stock issued and outstanding and entitled to vote. This request must state the purposes of the proposed meeting.

Anti-Takeover Statute

Generally, section 203 of the Delaware general corporation law prohibits a publicly held Delaware company from engaging in a business combination with an interested stockholder for a period of three years after the time the stockholder became an interested stockholder. However, the interested stockholder may engage in a business combination if specified conditions are satisfied. Thus, it may make acquisition of control of our company more difficult. The prohibitions in section 203 do not apply if:

•	before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began excluding shares held by certain related parties; or

•	at or after the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, under section 203 of the Delaware general corporation law, a business combination includes:

•	any merger or consolidation of a corporation or its subsidiaries with the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all its outstanding stock;

•	transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

•	transactions involving the corporation that have the effect of increasing the proportionate share of the corporation’s stock of any class or series that is owned by the interested stockholder; or

•	transactions in which the interested stockholder receives financial benefits provided by the corporation.

Under section 203 of the Delaware general corporation law, an interested stockholder generally is:

•	any person that owns 15% or more of the outstanding voting stock of the corporation;

•	any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether or not that person is an interested stockholder; and

•	the affiliates or associates of either of the above categories of persons.

Under some circumstances, section 203 of the Delaware general corporation law makes it more difficult for an interested stockholder to effect various business combinations with us for a three-year period, although our stockholders may elect to exclude us from the restrictions imposed under this section.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general tax discussion that summarizes the material U.S. federal income tax consequences applicable to (1) holders that convert their Notes into common stock pursuant to the Offer and (2) holders that elect not to participate in the Offer. It applies to you only if you hold your Notes (and will hold the common stock you receive in the Offer) as capital assets for U.S. federal income tax purposes. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Notes or common stock, as the case may be, that is a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust. A non-U.S. Holder is a beneficial owner of a Note or share of our common stock that is not a U.S. Holder. If a partnership holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partners and the activities of the partnership. If you are a partner of a partnership holding the Notes, you are urged to consult your tax advisor.

This summary does not discuss the U.S. federal income tax consequences that may be relevant to persons who are subject to special treatment under U.S. federal income tax laws, including but not limited to, dealers in securities, banks, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, a person that owns Notes or common stock as part of a straddle or conversion transaction for U.S. federal income tax purposes, a person that owns Notes or common stock as part of a hedge or hedging transaction, a trader in securities that elects to use a mark to market method of accounting for your securities holdings, a person that has a functional currency other than the U.S. dollar or an investor in a pass-through entity. This summary also does not address any state, local or foreign tax considerations, alternative minimum taxes or U.S. federal tax considerations other than income taxation.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date of this Offering Circular. The statutory provisions, regulations, and interpretations on which this summary is based are all subject to change, possibly on a retroactive basis. The authorities on which this summary is based are subject to various interpretations, and no rulings have been or will be sought from the Internal Revenue Service (“IRS”) with respect to the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the conclusions expressed herein or that a court would not sustain such a challenge.

PLEASE CONSULT YOUR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF THE OFFER AND THE OWNERSHIP AND DISPOSITION OF COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION. THIS SUMMARY DOES NOT DISCUSS STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES.

Tender of Notes by U.S. Holders Pursuant to the Offer

This subsection describes material U.S. federal income tax consequences to a U.S. Holders. If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “ — Tender of Notes by Non-U.S. Holders Pursuant to the Offer,” below.

Tax Consequences in General

A U.S. Holder may recognize income, gain or loss upon the conversion of a Note into shares of our common stock and cash pursuant to the Offer (1) to the extent of the cash attributable to accrued interest not previously included in income, which should be taxable as ordinary income, (2) to the extent of market discount, if any, (3) to the extent of cash received on the conversion, and (4) to the extent that cash is received in lieu of fractional shares.

Receipt of Inducement Premium

We intend to take the position the Inducement Premium is a portion of the consideration received in exchange for the converted Notes and that such cash payments should be treated as an amount realized on the sale or exchange of a capital asset. The treatment of the Inducement Premium for U.S. federal income tax purposes, however, is unclear, and neither the applicable Treasury Regulations nor any case law specifically address the U.S. federal income tax treatment of the payment of an Inducement Premium. There can be no assurance that the IRS will not attempt to treat the receipt of the Inducement Premium as separate consideration for consenting to the conversion, which would be taxable to U.S. Holders as ordinary income. U.S. Holders are encouraged to consult their own tax advisers as to the proper treatment of the Inducement Premium.

Conversion of Notes

We intend to take the position that the conversion of Notes into stock pursuant to the Offer is a recapitalization. Assuming, as we believe to be the case, that the conversion of Notes into common stock pursuant to the Offer is a recapitalization, U.S. Holders will recognize gain (but not loss) on the conversion equal to the lesser of (i) the amount of cash received (other than amounts of cash attributable to accrued interest and cash in lieu of a fractional share); or (ii) the amount of gain realized, which is equal to the excess, if any, of the amount of cash received (other than amounts of cash attributable to accrued interest and cash in lieu of a fractional share) and the fair market value of common stock received by the U.S. Holder over his, her, or its adjusted tax basis in the Note at the time of the conversion. A U.S. Holder’s tax basis in the common stock received generally would be equal to the U.S. Holder’s adjusted tax basis in the note at the time of conversion (excluding the portion of the tax basis that is allocable to any fractional share), increased by the amount of gain recognized (other than with respect to a fractional share), if any, and reduced by the amount of cash received (other than amounts of cash attributed to accrued interest and cash in lieu of a fractional share). A U.S. Holder’s holding period for such common stock should include the U.S. Holder’s holding period for the Notes that were converted. Any gain recognized on the conversion generally should be capital gain and should be long-term capital gain if, at the time of the conversion, the Note had been held for more than one year. Depending on a U.S. Holder’s particular circumstances, the receipt of any cash may be taxed as ordinary income. U.S. Holders are encouraged to consult their own tax advisers.

Accrued But Unpaid Interest

To the extent that the receipt of shares of common stock and cash pursuant to the Offer includes accrued but unpaid interest that the U.S. Holder has not yet included in income, including as original issue discount, such interest will not be taken into account in determining the amount realized, but instead should be subject to tax as ordinary interest income, regardless of whether the U.S. Holder otherwise recognizes an overall loss pursuant to the Offer.

Market Discount

If a U.S. Holder acquired a Note for an amount that is less than its stated principal amount, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, subject to a de minimis exception. In general, a U.S. Holder that acquires a Note with market discount should be required to treat any gain recognized as ordinary interest income to the extent of the market discount accrued during the U.S. Holder’s period of ownership, unless the holder elected to include the market discount in income as it accrued. However, if a Note with accrued market discount that has not been previously included in income is converted into common stock in certain nontaxable transactions, the amount of such accrued market discount generally will be taxable as ordinary income upon disposition of the common stock received in the nontaxable transaction.

Cash Received in Lieu of Fractional Shares

Cash received in lieu of a fractional share upon conversion of a Note pursuant to the Offer generally will be treated as a payment in exchange for such factional share. Accordingly, the receipt of cash in lieu of a fractional share generally will result in capital gain or loss (measured by the difference between the amount of cash received for the fractional share and the portion of a U.S. Holder’s adjusted tax basis in the note that is allocable to the fractional share).

Dividends on Common Stock

Dividends paid on our common stock generally will be includable in gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, with any excess treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common stock, and thereafter as capital gain. Dividends received by noncorporate U.S. Holders on common stock in taxable years beginning before 2011 may be subject to U.S. federal income tax at the applicable long-term capital gain rate if certain conditions are met. Subject to applicable limitations, dividends paid to U.S. Holders that are corporations may qualify for the dividends-received deduction.

Sale of Common Stock

Upon the sale, exchange, or other taxable disposition of shares of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange, or other taxable disposition and (ii) such holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period of the shares of common stock is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital losses is subject to certain limitations. In addition, see above discussion of “Market Discount.”

Non-Tendering U.S. Holders

There will not be any change in the U.S. federal income tax position of any U.S. Holder that does not tender any Notes for conversion in the Offer.

Tender of Notes by Non-U.S. Holders Pursuant to the Offer

This subsection describes material U.S. federal income tax consequences to a non-U.S. Holder. If you are not a non-U.S. Holder, this subsection does not apply to you and you should refer to “ — Tender of Notes by U.S. Holders Pursuant to the Offer,” above. Special rules may apply to a non-U.S. Holder that is a “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company.” A non-U.S. Holder that falls within any of the foregoing categories should consult its tax advisor to determine the U.S. federal, state, local and foreign tax consequences that may be relevant to it. Further, this summary does not address all of the special rules that may be applicable to foreign partnerships or partnerships with foreign partners. If you are a partnership holding the Notes or shares of our common stock, you are urged to consult your own tax advisor concerning the tax, withholding and reporting rules that may apply to you.

Receipt of Inducement Premium and Conversion of Notes

Assuming, as we believe to be the case, that the Inducement Premium is a portion of the consideration received in exchange for the converted Notes and should be treated as an amount realized on the sale or exchange of a capital asset (see “ — Tender of Notes by U.S. Holders Pursuant to the Offer — Receipt of Inducement Premium,” above), and that the conversion of Notes into stock pursuant to the Offer should be treated as a recapitalization (see “— Tender of Notes by U.S. Holders Pursuant to the Offer — Conversion of Notes,” above) any gain realized by a non-U.S. Holder upon a conversion of the Notes pursuant to the Offer would not be subject to U.S. federal income tax unless (1) the gain was effectively connected with the conduct by the non-U.S. Holder of a trade or business in the U.S. and, if a treaty applies, (and the holder complies with applicable certification and other requirements to claim treaty benefits) is attributable to a permanent establishment maintained by the non-U.S. Holder within the

U.S., or (2) in the case of a non-U.S. Holder who is an individual, the individual was present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met. If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to the gain in the same manner as a U.S. Holder unless otherwise provided in an applicable income tax treaty, and a non-U.S. Holder that is a corporation could also be subject to a branch profits tax with respect to the gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty). See “ — Effectively Connected Income” below. If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources. Cash received in lieu of a fractional share upon conversion generally will be treated as a payment in exchange for such fractional share. Any gain realized by a non-U.S. Holder upon receipt of cash in lieu of a fractional share pursuant to the Offer would be treated as an amount realized on the sale or exchange of a capital asset, and would not be subject to U.S. federal income tax unless one of the three conditions described above are met.

Assuming, as we believe to be the case, that cash attributable to accrued interest is treated as interest for U.S. federal income tax purposes, such cash will not be subject to U.S. federal income tax or a 30% (or a lower treaty rate) withholding tax provided that (1) the interest is not effectively connected with the conduct by the non-U.S. Holder of a trade or business in the U.S. (or if interest is so effectively connected, such interest is not attributable to a U.S. permanent establishment under an applicable tax treaty), and (2) the non-U.S. Holder (A) does not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote, (B) is not a controlled foreign corporation (within the meaning of the Code) that is related to us, directly or indirectly, through stock ownership, and (C) satisfies certain certification requirements. Such certification requirements will be met if (x) the non-U.S. Holder provides its name and address and certifies on an IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is not a United States person, or (y) a securities clearing organization, bank or other financial institution holding the convertible notes on behalf of the non-U.S. Holder certifies, under penalties of perjury, on IRS Form W-8IMY (or a successor form) that such certification has been received by it, and furnishes us or our paying agent with a copy thereof. In addition, we or our paying agent must not have actual knowledge or reason to know that the beneficial owner of the note is a United States person. If all of the foregoing requirements are not met, payments of cash attributable to accrued interest on a note generally will be subject to Untied States federal withholding tax at a 30% rate (or a lower applicable treat rate, provided certain certification requirements are met), subject to the discussion below under “ — Effectively Connected Income.”

If, instead, the Inducement Premium is treated by the IRS as separate consideration for consenting to the conversion, such payments would be treated as ordinary income to non-U.S. Holders and would be subject to U.S. withholding tax at a 30% rate unless such non-U.S. Holder submits either (i) an IRS Form W-8BEN (or a successor form) certifying eligibility for a reduction in the rate of withholding with respect to an “Other Income” (or similar) provision of an applicable income tax treaty or (ii) an IRS Form W-8ECI (or a successor form) certifying that the income from the Inducement Premium is effectively connected with the conduct by such non-U.S. Holder of a trade or business within the U.S. (and, thus, subject to U.S. federal income tax on a net basis). See “— Effectively Connected Income” below. Non-U.S. Holders of Notes should consult their own tax advisors regarding the availability of a credit or refund of such withholding tax.

Dividends on Common Stock

In general, U.S. withholding tax at a rate of 30% will apply to dividends, if any, paid on shares of our common stock acquired upon conversion of the Notes. If a tax treaty applies, a non-U.S. Holder may be eligible for a reduced rate of withholding. Dividends that are effectively connected with the conduct of a trade or business by a non-U.S. Holder within the U.S. (and, where an applicable tax treaty so provides, are also attributable to a U.S. permanent establishment maintained by the non-U.S. Holder) are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax, as described below under “ — Effectively Connected Income.” In order to claim an exemption or reduction in the 30% withholding tax, a non-U.S. Holder should provide a properly executed IRS Form W-8BEN (or a successor form) claiming a reduction of or an exemption from withholding under an applicable tax treaty or a properly executed IRS Form W-8ECI (or a successor form) stating that such payments are not subject to withholding tax because they are effectively connected with the non-U.S. Holder’s conduct of a trade or business in the U.S.

Sale of Common Stock

Subject to the discussion below concerning backup withholding, a non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of shares of our common stock unless (1) the gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the U.S. and, if a treaty applies, (and the holder complies with applicable certification and other requirements to claim treaty benefits) is attributable to a permanent establishment maintained by the non-U.S. Holder within the U.S., (2) in the case of a non-U.S. Holder who is an individual, the individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met or (3) our common stock constitutes a U.S. real property interest by reason of our status as a real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the period during which the non-U.S. Holder holds shares of our common stock or the five-year period ending on the date on which the non-U.S. Holder disposes of shares of our common stock. In general, we would be a U.S. real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the fair market value of our U.S. and foreign real property interests and any other of our assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a U.S. real property holding corporation; however, no assurance can be given in this regard.

Effectively Connected Income

If a non-U.S. Holder is engaged in a trade or business in the U.S. ( if a treaty applies and the non-U.S. Holder maintains a permanent establishment within the U.S.) and if (1) gain on the conversion of a Note pursuant to the Offer , (2) accrued interest on the Notes (if any), (3) dividends on our common stock, (4) gain from the sale or other disposition of our common stock or (5) payment of the Inducement Premium, is effectively connected with the conduct of such trade or business (and, if a tax treaty applies, attributable to the permanent establishment), the non-U.S. Holder will be subject to U.S. federal income tax (but not withholding tax) on any such gain, interest and dividends on a net income basis in the same manner as if the non-U.S. Holder were a U.S. Holder. In addition, in certain circumstances, a non-U.S. Holder that is a foreign corporation may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Non-Tendering Non-U.S. Holders

There will not be any change in the U.S. federal income tax position of any non-U.S. Holder that does not tender any Notes in the Offer.

Backup Withholding and Information Reporting

Unless a Holder is an exempt recipient, such as a corporation or a non-U.S. Holder, payments of interest or dividends on shares of our common stock, the proceeds of the sale or other disposition of the Notes or shares of common stock, payments of the Inducement Premium made pursuant to the Offer, and cash received in lieu of fractional shares may be subject to information reporting and may also be subject to U.S. federal backup withholding at the applicable rate if the Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Exempt recipients, such as corporations or non-U.S. Holders, may be required to establish their exempt status in order to avoid backup withholding. In the case of a non-U.S. Holder, completion of IRS Form W-8BEN or W-8ECI (discussed above) is generally sufficient to establish exemption. Any amounts withheld under the backup withholding rules may be allowed as a credit against the Holder’s U.S. federal income tax liability provided the required information is furnished by the Holder to the IRS.

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS OF NII HOLDINGS

None of our directors, executive officers, principal stockholders or affiliates beneficially own any Notes. Neither we nor any of our affiliates, subsidiaries, directors or executive officers have engaged in any transaction in the Notes during the 60 business days prior to the date of this Offering Circular.

FINANCIAL ADVISOR, INFORMATION AGENT AND CONVERSION AGENT

We have retained Bear, Stearns & Co. Inc. (“Bear Stearns”) to act as the Financial Advisor in connection with the Offer. In such capacity, Bear Stearns will perform certain services, including assisting the Company in structuring the Offer and preparing documentation relating to the Offer.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Wilmington Trust Company to act as the Conversion Agent in connection with the Offer.

We have agreed to pay the Financial Advisor, the Information Agent and the Conversion Agent customary fees for their services in connection with the Offer. We have agreed to reimburse the Financial Advisor for its out-of-pocket expenses, including reasonable fees and disbursements of its counsel, and to reimburse the Information Agent and the Conversion Agent for certain out-of-pocket expenses. We will also indemnify the Financial Advisor, the Information Agent and the Conversion Agent against certain liabilities, including liabilities under the federal securities laws. We will not pay any fee or commission to the Financial Advisor, the Information Agent, the Conversion Agent or any other persons for the solicitation of tenders of Notes pursuant to the Offer.

All questions regarding the information in this Offering Circular or the Offer, should be directed to us or our Information Agent at the telephone numbers or addresses listed on the back cover of this Offering Circular

All completed Letters of Transmittal should be directed to our Conversion Agent at the address set forth on the back cover of this Offering Circular. All questions regarding the procedures for tendering in the Offer and requests for assistance in tendering your Notes should also be directed to our Conversion Agent at the telephone number or the address on the back cover of this Offering Circular.

DELIVERY OF A LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS LISTED ON THE BACK COVER OF THIS OFFERING CIRCULAR OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

FEES AND EXPENSES

We have available cash on hand to pay the Inducement Premium, accrued and unpaid interest on the Notes and the total estimated fees and expenses to be incurred by us in connection with the Offer. Assuming all of the Notes are tendered for conversion, we expect that the total amount of accrued and unpaid interest on the Notes will be approximately $4.2 million, and debt conversion expense related to the Offer, including the Inducement Premium, will be approximately $25.0 million, including the fees and expenses relating to the Offer of approximately $1.0 million.

We will pay all transfer taxes, if any, applicable to the conversion of Notes and payment of the Inducement Premium and accrued and unpaid interest pursuant to the Offer. If, however, a transfer tax is imposed for any reason other than the conversion of Notes or payment of the Inducement Premium and accrued and unpaid interest pursuant to the Offer, then the amount of the transfer taxes, whether imposed on the holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption is not submitted with the Letter of Transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room facility located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “NIHD.” Our reports, proxy statements and other information may also be reviewed at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

This Offering Circular incorporates by reference important business and financial information that we file with the SEC and that we are not including in or delivering with this Offering Circular. As the SEC allows, incorporated documents are considered part of this Offering Circular, and we can disclose important information to you by referring you to those documents.

We incorporate by reference the documents listed below, to the extent they have been filed with the SEC:

•	our annual report on Form 10-K for the year ended December 31, 2006 (including the financial statements contained therein);

•	the portions of our definitive proxy statement for the annual meeting of stockholders held on May 16, 2007 that have been incorporated by reference into our 2006 annual report on Form 10-K;

•	our quarterly report on Form 10-Q for the period ended March 31, 2007;

•	our current reports on Form 8-K filed February 16, 2007, April 27, 2007, May 29, 2007, May 31, 2007 and June 5, 2007; and

•	the description of our common stock as set forth on Form 8-K filed on July 14, 2004.

We also incorporate by reference all documents to the extent they have been filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offering Circular and on or prior to the earlier of the conversion date or the termination date of the Offer. Information in this Offering Circular supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in both this Offering Circular and the incorporated documents.

We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this Offering Circular, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to us or our Information Agent:

Company:	Information Agent:

NII Holdings, Inc. 10700 Parkridge Boulevard, Suite 600 Reston, Virginia 20191 (703) 390-5100 Attn: Gary D. Begeman, Esq. Vice President, General Counsel and Secretary	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: proxy@mackenziepartners.com

In order to tender, a holder should send or deliver a properly completed and signed Letter of Transmittal and any other required documents to the Conversion Agent at its address set forth below or tender by book-entry transfer and delivery of an agent’s message pursuant to DTC’s Automated Tender Offer Program.

The Conversion Agent for the Offer is:

Wilmington Trust Company

By Registered or Certified Mail, Hand Delivery or Overnight Courier:	By Facsimile:

Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, Delaware 19890-1626 Attn: Alisha Clendaniel	(302) 636-4139

To Confirm by Telephone:

(302) 636-6470

Any questions or requests for assistance or for additional copies of this Offering Circular, the Letter of Transmittal or related documents may be directed to the Information Agent at its telephone number set forth below.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com